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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                               ----------------

                               FORE Systems, Inc.
                           (Name of Subject Company)

                               FORE Systems, Inc.
                      (Name of Person(s) Filing Statement)

                               ----------------

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                  34 5449 102
                     (Cusip Number of Class of Securities)

                               ----------------

                                 THOMAS J. GILL
                     President and Chief Executive Officer
                               FORE Systems, Inc.
                                1000 FORE Drive
                      Warrendale, Pennsylvania 15086-7502
                                 (724) 742-4444
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
            Communications on Behalf of Person(s) Filing Statement)

                               ----------------

                                   Copies to:

   CHRISTOPHER H. GEBHARDT, ESQ. Vice    MARLEE S. MYERS, ESQ. Morgan, Lewis &
    President, Corporate Counsel and      Bockius LLP One Oxford Centre, 32nd
 Secretary FORE Systems, Inc. 1000 FORE  Floor Pittsburgh, Pennsylvania 15219-
 Drive Warrendale, Pennsylvania 15086-            1417 (412) 560-3300
          7502 (724) 742-4444

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ITEM 1. Security and Subject Company.

  The name of the subject company is FORE Systems, Inc., a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 1000 FORE Drive, Warrendale, Pennsylvania 15086-7502. The title of the class of equity securities to which this statement relates is the Common Stock, par value $.01 per share (the "Common Stock"), of the Company.

ITEM 2. Tender Offer of the Bidder.

  This statement relates to the cash tender offer (the "Offer") disclosed in a Tender Offer Statement on Schedule 14D-1, dated April 30, 1999 (the "Schedule 14D-1"), of GEC Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of GEC Incorporated, a Delaware corporation ("Parent"), a wholly owned subsidiary of The General Electric Company, p.l.c., a public limited company organized under the laws of England and Wales ("GEC, p.l.c.") (not affiliated with the U.S. based corporation with a similar name) to purchase all of the outstanding shares of Common Stock of the Company (the "Shares") at a price of $35.00 per Share (the "Offer Price"), net to the seller in cash, subject to certain conditions set forth therein. The Offer is being made by the Purchaser pursuant to the Agreement and Plan of Merger, dated as of April 26, 1999, by and among the Company, Parent and the Purchaser (the "Merger Agreement"), a copy of which is filed as Exhibit 1 hereto and incorporated herein by reference. Subject to certain terms and conditions of the Merger Agreement, the Purchaser will be merged with and into the Company (the "Merger") as soon as practicable after the consummation of the Offer, with the Company surviving the Merger (the "Surviving Corporation") and becoming a wholly owned subsidiary of Parent. The Schedule 14D-1 states that the address of the principal executive offices of Parent and the Purchaser is 1500 Mittel Boulevard, Wood Dale, Illinois 60191-1073 (c/o Videojet Systems International, Inc.). A copy of the press release issued by the Company and GEC, p.l.c. on April 26, 1999 is filed as Exhibit 2 hereto and incorporated herein by reference.

ITEM 3. Identity and Background.

  (a) The name and business address of the Company, which is the entity filing this statement, are set forth in Item 1 above.

  (b) Except as described or referred to below, there exists on the date hereof no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (1) the Company or its executive officers, directors or affiliates or (2) GEC, p.l.c., Parent, the Purchaser or their executive officers, directors or affiliates.

Arrangements with Directors, Executive Officers or Affiliates of the Company

  Certain contracts, agreements, arrangements and understandings between the Company and certain of its directors, executive officers and affiliates are described in the Company's Information Statement in the sections entitled "Board of Directors--Compensation of Directors" and "Executive Compensation-- Summary Compensation Table" and "--Arrangements Regarding Termination of Employment." The Information Statement is attached hereto as Annex A and incorporated herein by reference.

  In connection with the transactions contemplated by the Merger, the following agreements were entered into: the Merger Agreement, the Stockholder Agreement dated as of April 26, 1999, by and among Parent, the Purchaser and two of the founding stockholders of the Company (the "Founding Stockholders") listed on Annex A thereto (the "Stockholder Agreement"), the Stock Option Agreement dated as of April 26, 1999 between the Company and Purchaser (the "Stock Option Agreement"), employment and consulting agreements between the Company and certain of its executives (the "Employment Agreements") and the Confidentiality Agreement dated as of March 17, 1999 between the Company and GEC, p.l.c. (the "Confidentiality Agreement"). A copy of the Stockholder Agreement is filed as Exhibit 3 hereto and incorporated herein by reference. A copy of the Stock Option Agreement is filed as Exhibit 4 hereto and incorporated herein by reference. Copies of the Employment Agreements are filed as Exhibits 5, 6, 7, 8, 9, 10, 11, 12 and 13 hereto and incorporated herein by reference. A copy of the Confidentiality Agreement is filed as
Exhibit 14 hereto and incorporated herein by reference.

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The Merger Agreement

  The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement which is filed as Exhibit 1 hereto and incorporated herein by reference. Capitalized terms used but not defined herein shall have the meanings given to them in the Merger Agreement.

  The Merger Agreement provides that following the satisfaction of the conditions described below under "Conditions to the Merger," the Purchaser will be merged with and into the Company, and each outstanding Share (other than Shares held by stockholders who perfect their appraisal rights under Delaware law, Shares owned by the Company as treasury stock and Shares owned by Parent or any direct or indirect wholly owned subsidiary of Parent or of the Company) will be converted into the right to receive the Per Share Merger Consideration, without interest.

  Vote Required to Approve Merger. The Delaware General Corporation Law ("DGCL") requires, among other things, that the adoption of any plan of merger or consolidation of the Company be approved by the Board and generally by a majority of the holders of the Company's outstanding voting securities. The Board has approved the Offer and the Merger. Consequently, the only additional action of the Company that may be necessary to effect the Merger is approval by such stockholders if the "short-form" merger procedure described below is not available. Under the DGCL, the affirmative vote of holders of a majority of the outstanding Shares (including any Shares owned by the Purchaser), is generally required to approve the Merger. If the Purchaser acquires, through the Offer or otherwise, voting power with respect to at least a majority of the outstanding Shares (which would be the case if the Minimum Condition were satisfied and the Purchaser were to accept for payment Shares tendered pursuant to the Offer), it would have sufficient voting power to effect the Merger without the vote of any other stockholder of the Company. However, the DGCL also provides that if a parent company owns at least 90% of each class of stock of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if, as a result of the Offer or otherwise, the Purchaser acquires or controls the voting power of at least 90% of the outstanding Shares, the Purchaser could, and intends to, effect the Merger without prior notice to, or any action by, any other stockholder of the Company.

  Conditions to Obligations of Each Party Under The Merger Agreement. The respective obligations of Parent and the Purchaser to effect the Merger under the Merger Agreement are subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived by Parent and the Purchaser, in whole or in part, to the extent permitted by applicable law: (a) the Merger Agreement and the Merger shall have been approved and adopted by the requisite vote of the stockholders of the Company, if required by applicable law; (b) no court or governmental authority shall have enacted, issued, promulgated, enforced or entered any law or order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger; (c) the applicable waiting period under the HSR Act shall have expired or been terminated; and (d) the Purchaser, Parent or their affiliates shall have accepted for payment and purchased Shares pursuant to and subject to the conditions of the Offer.

  Termination of the Merger Agreement. The Merger Agreement may be terminated and the Offer and the Merger may be abandoned at any time (notwithstanding approval of the Merger by the stockholders of the Company) prior to the Effective Time: (a) by mutual written consent of Parent, the Purchaser and the Company; (b) by Parent, the Purchaser or the Company if any court of competent jurisdiction or other governmental authority shall have issued a final order or taken any other final action restraining, enjoining or otherwise prohibiting the consummation of the Offer or the Merger and such order or other action is or shall have become nonappealable; (c) by Parent or the Purchaser if, due to an occurrence or circumstance which would result in a failure to satisfy certain conditions specified in the Merger Agreement, the Purchaser shall have (i) failed to commence the Offer within the time required by Regulation 14D under the Exchange Act, (ii) terminated the Offer without purchasing the Shares pursuant to the Offer, or (iii) failed to accept for payment Shares pursuant to the Offer prior to July 16, 1999 (the "Termination Date"); (d) by the Company if (i) there shall not have been (x) any breach or breaches of any representation or warranty that, individually or in the aggregate, have

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resulted in or would reasonably be expected to result in a material adverse effect on the Company or (y) any breach or breaches of a covenant or agreement on the part of the Company under this Agreement or the Stock Option Agreement that, individually or in the aggregate, materially adversely affect (or materially delay) the consummation of the Offer and the Purchaser shall have
(A) failed to commence the Offer within the time required by Regulation 14D under the Exchange Act, (B) terminated the Offer without purchasing any Shares pursuant to the Offer, or (C) failed to accept for payment Shares pursuant to the Offer prior to the Termination Date, or (ii) prior to the purchase of Shares pursuant to the Offer, concurrently with the execution of an Acquisition Agreement (as defined herein) under the circumstances described below under "Acquisition Proposals," provided that such termination under this clause (ii) shall not be effective unless the Company and the Board shall have complied with all their obligations described below under "Acquisition Proposals" and until payment of the Termination Fee (as defined herein); (e) by Parent or the Purchaser prior to the purchase of Shares pursuant to the Offer, if (i) the Purchaser is entitled to terminate the Offer pursuant to certain conditions of the Offer if there shall have been any breach of any covenant or agreement on the part of the Company under the Merger Agreement or the Stock Option Agreement which materially adversely affects (or materially delays) the consummation of the Offer, which shall not have been cured prior to the earlier of (A) 10 days following notice of such breach or (B) two business days prior to the date on which the Offer expires; provided, however, that the Company shall have no right to cure any breach of the provisions described below under "Acquisition Proposals," (ii) the Board or any committee thereof shall have withdrawn or modified (including by amendment of the Schedule 14D-9) in a manner adverse to the Purchaser its approval or recommendation of the Offer, the Merger or the Merger Agreement or shall have recommended to the Company's stockholders a Third Party Acquisition (as defined herein), or (iii) there shall not have been validly tendered and not withdrawn prior to the expiration of the Offer at least a majority of the Shares on a fully diluted basis; or (f) by the Company prior to the purchase of any Shares pursuant to the Offer if (i) there shall have been a breach of any representation or warranty in the Merger Agreement on the part of Parent or the Purchaser which materially adversely affects (or materially delays) the consummation of the Offer, or (ii) there shall have been a breach of any covenant or agreement in the Merger Agreement on the part of Parent or the Purchaser which materially adversely affects (or materially delays) the consummation of the Offer which shall not have been cured prior to the earlier of (A) 10 days following notice of such breach, and (B) two business days prior to the date on which the Offer expires.

  Acquisition Proposals. Pursuant to the Merger Agreement, the Company has agreed that it will not, and will not permit any of its subsidiaries, or any of its or their officers, directors, employees, representatives, agents or affiliates, including any investment banker, attorney or accountant retained by the Company or any of its subsidiaries (collectively, "Representatives") to, directly or indirectly, (a) initiate, solicit or encourage or otherwise facilitate (including by way of furnishing information) or take any other action to facilitate, any inquiries or the making of any proposal or offer that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal (as defined herein), (b) enter into or maintain or continue discussions or negotiate with any person regarding an Acquisition Proposal or in furtherance of such inquiries or to obtain an Acquisition Proposal, or (c) agree to, approve, recommend or endorse any Acquisition Proposal, or authorize or permit any of the Representatives of the Company or any of its subsidiaries to take any such action, and the Company shall promptly notify Parent of any such inquiries and proposals hereafter received by the Company or any of its subsidiaries or by any such Representative, relating to any of such matters; provided, however, that nothing contained in the Merger Agreement shall prohibit the Board, at any time prior to the earlier to occur of acceptance for payment of Shares pursuant to the Offer and adoption of the Merger Agreement by the stockholders of the Company, from furnishing information (pursuant to a customary confidentiality agreement no more favorable to the party receiving information than the Confidentiality Agreement (as defined herein) and consistent with the Company's obligations under the Merger Agreement) to, or engaging in discussions or negotiations with, any person in response to an unsolicited bona fide written Acquisition Proposal of such person that the Board determines is reasonably likely to constitute a Qualifying Proposal (as defined herein), if, and only to the extent that, (i) the Board, after consultation with outside legal counsel to the Company, determines in good faith that failure to do so would result in a breach of the fiduciary duty of the Board to the stockholders of the Company under applicable law, and (ii) prior to furnishing such information to, or entering into discussions or negotiations with, such person the Company provides written notice to Parent to the effect that it is furnishing

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information to, or entering into discussions or negotiations with, such person and the Company complies with certain notification provisions of the Merger Agreement. The Company has also agreed to cease and terminate any existing solicitation, initiation, encouragement, activity, discussion or negotiation with any persons conducted heretofore by it or its Representatives with respect to any Acquisition Proposal. It is understood that any violation of the restrictions described above by any Representative of the Company or any of its subsidiaries, whether or not such person is purporting to act on behalf of the Company or otherwise, shall be deemed to be a breach of the Merger Agreement by the Company.

  The Merger Agreement provides further that, except as described below, neither the Board nor any committee thereof shall (a) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Parent or the Purchaser, the approval or recommendation by the Board of the Offer or the Merger, (b) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal, or (c) cause the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement (each, an "Acquisition Agreement") related to any Acquisition Proposal. Notwithstanding the foregoing, prior to the earlier to occur of acceptance for payment of Shares pursuant to the Offer or adoption of the Merger Agreement by the stockholders of the Company, the Board may terminate the Merger Agreement but only (a) to the extent that the Board after consultation with outside legal counsel to the Company, determines in good faith that failure to do so would result in a breach of the fiduciary duty of the Board to the stockholders of the Company under applicable law, (b) if the Company and the Board have complied with all the provisions described in this subsection on "Acquisition Proposals", (c) after the second business day following Parent's receipt of written notice advising Parent that the Board is prepared to accept a Qualifying Proposal, specifying the principal terms and conditions of such Qualifying Proposal and identifying the person making such Qualifying Proposal (during which two day period the Company will negotiate in good faith with Parent or Purchaser concerning any amendments proposed by Parent or Purchaser), and (d) if concurrently with such termination, the Company enters into an Acquisition Agreement with respect to such Qualifying Proposal and pays to Parent the Termination Fee.

  In addition, under the Merger Agreement, the Company has agreed to promptly advise Parent, orally and in writing, of any request for information or of any Acquisition Proposal, the principal terms and conditions of such request or Acquisition Proposal and the identity of the person making such request or Acquisition Proposal. The Company shall keep Parent reasonably informed of the status and details (including amendments or proposed amendments) of any such request or Acquisition Proposal.

  Nothing contained in the Merger Agreement shall prohibit the Company from taking and disclosing to the stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making any disclosure to the Company's stockholders which the Board, after consultation with outside legal counsel to the Company, determines in good faith is required by applicable law; provided that neither the Board nor any committee thereof approves or recommends, or publicly proposes to approve or recommend, an Acquisition Proposal unless the Company and the Board have complied with the terms of the Merger Agreement. Notwithstanding anything to the contrary, the Company will duly call, give notice and hold the stockholders meeting, if required by the DGCL, for the purpose of considering and taking action upon this Merger Agreement and the Merger whether or not the Board has determined at any time after the date hereof it is no longer advisable for the stockholders of the Company to adopt the Merger Agreement.

  "Acquisition Proposal" means an inquiry, offer or proposal that is made after the date of the Merger Agreement regarding any of the following (other than the transactions contemplated by the Merger Agreement) involving the
Company: (a) any merger, consolidation, share exchange, recapitalization, liquidation, dissolution, business combination or other similar transaction;
(b) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of a substantial portion of the assets of the Company and its subsidiaries, taken as a whole, or of any Material Business (as defined herein) or of any subsidiary or subsidiaries responsible for a Material Business in a single transaction or series of related transactions; (c) any acquisition of 15% or more of the outstanding shares of capital stock of the Company or the filing of a registration statement under the Securities

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Act in connection therewith or any other acquisition or disposition the consummation of which would prevent or materially diminish the benefits to Parent of the Merger; or (d) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing. "Qualifying Proposal" means any written proposal made by a third party after the date of the Merger Agreement to acquire, directly or indirectly, including pursuant to a tender offer, exchange offer, merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or other similar transaction, all the Shares then outstanding or the assets of the Company and its subsidiaries as an entirety which the Board determines in good faith (x) (based on the advice of a financial advisor of nationally recognized reputation) that such proposal has a reasonable likelihood of being consummated and (y) (based on the written opinion of a financial advisor of nationally recognized reputation) that such proposal would, if consummated, be superior to the Company's stockholders from a financial point of view (taking into account any changes to the financial terms of the Merger Agreement proposed by Parent or Purchaser in response to such proposal) when compared to the Offer, the Merger and the transactions contemplated by the Merger Agreement, taken as a whole. "Material Business" means any business (or the assets needed to carry out such business) that contributed or represented 15% or more of the net sales, the net income or the assets (including equity securities) of the Company and its subsidiaries taken as a whole. "Third Party Acquisition" means (a) the acquisition of the Company by merger, consolidation, share exchange, recapitalization, liquidation, dissolution, business combination or other similar transaction by any person (which includes for these purposes a "person" as defined in Section 13(d)(3) of the Exchange Act) other than Parent, the Purchaser or any affiliate thereof (a "Third Party"); (b) the acquisition by a Third Party of more than 50% of the assets of the Company and its subsidiaries taken as a whole; (c) the acquisition by a Third Party of 50% or more of the outstanding Shares or 50% or more of the aggregate ordinary voting power represented by the issued and outstanding capital stock of the Company; (d) the adoption by the Company of a plan of liquidation or the declaration or payment of an extraordinary dividend; or (e) the purchase by the Company or any of its subsidiaries of more than 30% of the outstanding Shares.

  Fees and Expenses. Except with respect to the circumstances described below, the Merger Agreement provides that each of Parent, the Purchaser and the Company will bear its own fees and expenses in connection with the Merger Agreement.

  The Merger Agreement provides that (a) if Parent or the Purchaser terminates the Merger Agreement pursuant to the provisions described above under clause
(e)(i) of "Termination of the Merger Agreement" (other than a termination resulting from an event or circumstance that causes a material adverse effect with respect to the Company after the date of the Merger Agreement, which event or circumstance was not caused by the willful or intentional action or inaction by the Company), the provisions described above under clause (e)(ii) of "Termination of the Merger Agreement" (other than as a result of a breach of the provisions described above under "Acquisition Proposals") or the provisions described under clause (e)(iv) of "Termination of the Merger Agreement," and in any such case, any proposal for a Third Party Acquisition shall have been made on or prior to the date of such termination and, in any such case, within 12 months thereafter the Company enters into an agreement with respect to the consummation of, or otherwise consummates, a Third Party Acquisition, (b) Parent or the Purchaser terminates the Merger Agreement pursuant to the provisions described above under clause (e)(ii) of "Termination of the Merger Agreement" as a result of a breach of the provisions described above under "Acquisition Proposals" or pursuant to the provisions described above under clause (e)(iii) of "Termination of the Merger Agreement," or (c) the Company terminates the Merger Agreement pursuant to the provisions described above under clause (d)(ii) of "Termination of the Merger Agreement," then, in each case, the Company (A) shall pay to Parent, within two business days following the execution and delivery of such agreement or such occurrence, as the case may be, or simultaneously with such termination pursuant to the provisions described above under clause (d)(ii) of "Termination of the Merger Agreement," a fee, in cash, of $135 million (a "Termination Fee"); plus, in the event that the Stock Option Agreement terminates in connection with the termination of the Merger Agreement giving rise to the Termination Fee, an additional amount, not in excess of $22.5 million, as reimbursement for Expenses (as defined herein).

  Conduct of Business of the Company. Pursuant to the Merger Agreement, the Company has agreed that, prior to the Effective Time, unless otherwise expressly contemplated by the Merger Agreement or consented

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to in writing by Parent, it will and will cause each of its subsidiaries to:
(a) operate its business in the usual and ordinary course consistent with past practices; (b) use reasonable efforts to preserve intact its business organization, maintain its rights and franchises, retain the services of its respective key employees and maintain its relationships with its respective customers and suppliers and others having business dealings with it; (c) maintain and keep its properties and assets in as good repair and condition as at present, ordinary wear and tear excepted, and maintain supplies and inventories in quantities consistent with its customary business practice; and
(d) use reasonable efforts to keep in full force and effect insurance and bonds comparable in amount and scope of coverage to that currently maintained.

  Prohibited Actions by the Company. Under the Merger Agreement, the Company has agreed that, except as expressly contemplated by the Merger Agreement or otherwise consented to in writing by Parent, from the date of the Merger Agreement until the Effective Time, it will not do, and will not permit any of its subsidiaries to do, any of the following: (a)(i) increase the compensation payable to or to become payable to any director or employee, except for increases in salary or wages of employees in the ordinary course of business and consistent with past practice; (ii) grant any severance or termination pay (other than pursuant to the normal severance policy or practice of the Company or its subsidiaries as in effect on the date of the Merger Agreement) to, or enter into or amend in any material respect any employment or severance agreement with, any employee; (iii) establish, adopt, enter into or amend in any material respect any collective bargaining agreement or Benefit Plan of the Company or its subsidiaries except as required by applicable law; or (iv) take any action to accelerate any rights or benefits, or make any material determinations not in the ordinary course of business consistent with past practice, under any collective bargaining agreement or Benefit Plan of the Company or its subsidiaries; (b) declare, set aside or pay any dividend on, or make any other distribution in respect of (whether in cash, stock or property), outstanding shares of capital stock, except for dividends by a wholly owned subsidiary of the Company to the Company or another wholly owned subsidiary of the Company; (c) redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire any outstanding shares of capital stock of, or other equity interests in, or any securities that are convertible into or exchangeable for any shares of capital stock of, or other equity interests in, or any outstanding options, warrants or rights of any kind to acquire any shares of capital stock of, or other equity interests in, the Company or any of its subsidiaries (other than (i) any such acquisition by the Company or any of its wholly owned subsidiaries directly from any wholly owned subsidiary of the Company in exchange for capital contributions or loans to such subsidiary, or (ii) any purchase, forfeiture or retirement of Shares or the Stock Options occurring pursuant to the terms (as in effect on the date of the Merger Agreement) of any existing Benefit Plan of the Company or any of its subsidiaries; (d) effect any reorganization or recapitalization, or split, combine or reclassify any of the capital stock of, or other equity interests in, the Company or any of its subsidiaries or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of such capital stock or such equity interests; (e) offer, sell, issue or grant, or authorize the offering, sale, issuance or grant of, any shares of capital stock of, or other equity interests in, any securities convertible into or exchangeable for any shares of capital stock of, or other equity interests in, or any options, warrants or rights of any kind to acquire any shares of capital stock of, or other equity interests in, or any bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote or other voting securities, of the Company or any of its subsidiaries, or any "phantom" stock, "phantom" stock rights, stock appreciation rights or stock-based performance units, other than issuances of Shares upon the exercise of the Stock Options outstanding at the date of the Merger Agreement in accordance with the terms thereof (as in effect on the date of the Merger Agreement); (f) acquire or agree to acquire by merging or consolidating with, by purchasing an equity interest in or a portion of the assets of, or in any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire any assets of any other person (other than the purchase of assets from suppliers or vendors in the ordinary course of business and consistent with past practice); (g) sell, lease, exchange or otherwise dispose of, or grant any lien with respect to any of the properties or assets (including technological assets) of the Company or any of its subsidiaries, except for dispositions of excess or obsolete assets, sales of inventories in the ordinary course of business and consistent with past practice and the licensing of software to customers consistent with past practice; (h) adopt any amendments to its certificate of incorporation or bylaws or

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other organizational documents; (i) effect any change in any accounting methods, principles or practices of the Company, except as may be required by a change in generally accepted accounting principles, or any change in tax accounting; (j) (i) incur any indebtedness, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its subsidiaries, guarantee any debt securities of another person, enter into any "keep well" or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, except for short-term borrowings incurred in the ordinary course of business consistent with past practice, or
(ii) make any loans, advances or capital contributions to, or investments in, any other person other than to or in the Company or any direct or indirect wholly owned subsidiary of the Company; (k) enter into any contract which, if such contract is entered into, would be a material contract; (l) make or agree to make any new capital expenditure or expenditures other than the capital expenditures contemplated by the Company's annual operating plan for 1999, a copy of which was furnished to Parent prior to the execution of the Merger Agreement; (m) make any non-routine tax election or settle or compromise any material tax liability or refund; (n) (i) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities reflected or reserved against in, or contemplated by, the most recent consolidated financial statements (or the notes thereto) of the Company included in the documents filed with the SEC from April 1, 1997 to the date of the Merger Agreement or incurred in the ordinary course of business consistent with past practice or (ii) cancel any material indebtedness (individually or in the aggregate) or waive any claims or rights of substantial value; (o) enter into any new agreements with, or commitments to, insurance brokers or advisers extending beyond one year or extend any insurance policy beyond one year (including, for the avoidance of doubt, the directors' and officers' liability insurance policies described under "Indemnification of Directors"); or (p) agree in writing or otherwise to do any of the foregoing.

  Directors. The Merger Agreement provides that promptly upon the acceptance for payment of, and payment by the Purchaser for, any Shares pursuant to the Offer, the Purchaser shall be entitled to designate directors on the Board. See the Company's Information Statement, attached hereto as Annex A.

  Stock Options. The Merger Agreement provides that upon consummation of the Merger, all then outstanding Stock Options and all Shares subject to a vesting requirement ("Restricted Stock") shall be canceled in exchange for a cash payment to the holder of a Stock Option or Restricted Stock award equal to (a) in the case of Stock Options, the product of (x) the difference between the Per Share Merger Consideration and the per share exercise price of the holder's Company Stock Option multiplied by (y) the number of shares of Company Common Stock subject to the holder's Stock Option and (b) in the case of Restricted Stock, the number of shares of the holder's Restricted Stock times the Per Share Merger Consideration. In the case of all unvested Stock Options, such cash payment shall be made on the date that is 90 days after the Effective Time. Following the expiration of the Offer and the purchase of Shares pursuant thereto and prior to the Effective Time, Parent may, at its option, provide to each holder of an outstanding Stock Option who is an "accredited investor" (within the meaning of the Securities Act of 1933), in lieu of the cash payment pursuant to the foregoing sentence, an alternative, at such holder's option, of converting such Stock Option into phantom stock units, having the same economic value and terms of such Stock Options and the value of which will thereafter be based on the market value of the ordinary shares of GEC, p.l.c. Except as provided in the Merger Agreement or as otherwise agreed to by the parties, (a) the Stock Option Plans shall terminate as of the Effective Time and the provisions in any other plan, program or arrangement providing for the issuance or grant by the Company or any of its subsidiaries of any interest in respect of the capital stock of the Company or any of its subsidiaries shall be terminated as of the Effective Time, and (b) following the Effective Time, no holder of Stock Options or Restricted Stock or any participant in such plans, programs or arrangements shall have any right thereunder to acquire any equity securities of the Company, the Surviving Corporation or any subsidiary thereof.

  Indemnification of Directors and Officers. In the Merger Agreement, the Purchaser has agreed that all rights to indemnification for acts or omissions occurring prior to the Effective Time in favor of the current or former directors or officers of the Company and its subsidiaries as provided in their respective certificates of incorporation or bylaws shall survive the Merger and shall continue in full force and effect in accordance with their terms for a period of six years from the Effective Time. Parent shall cause to be maintained for a period of six years from the Effective Time the Company's current directors', officers' and employees' insurance and indemnification policy (the "D&O Insurance") and the current fiduciary liability insurance policy (the "Fiduciary Insurance") (provided that Parent may substitute therefor policies or financial guarantees with reputable and financially sound carriers or other obligors of at least the same coverage and amounts containing terms and conditions which are no less advantageous) to the extent that such insurance policies provide coverage for events occurring prior to the Effective Time for all persons who are directors, officers and employees of the Company on the date of the Merger Agreement, so long as the amount per annum to be paid by the Company after the date of the Merger Agreement for such D&O Insurance and Fiduciary Insurance is not greater than 200% of the current annual premiums paid by the Company for such insurance. Parent may cause to be obtained D&O Insurance and Fiduciary Insurance that satisfies the foregoing pursuant to which premiums are paid for the entire six-year period or, if applicable, for the remainder of such period. If, during such six-year period, such insurance coverage cannot be obtained at all or can only be obtained for an amount (including amounts paid by the Company after the date of the Merger Agreement) in excess of the per annum limit described above, Parent shall use all reasonable efforts to cause to be obtained as much D&O Insurance and Fiduciary Insurance as can be obtained for the remainder of such six-year period (including amounts paid by the Company after the date of the Merger Agreement) not in excess of such limit on terms and conditions no less advantageous than the existing D&O Insurance and the existing Fiduciary Insurance, respectively.

  Reasonable Efforts. The Merger Agreement provides that, subject to the terms of the Merger Agreement, each of the parties has agreed to use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable laws to consummate and make effective as soon as reasonably practicable the transactions contemplated by the Merger Agreement; provided, that neither Parent nor any of its subsidiaries shall be required to divest any asset or enter into any consent decree.

  Directors and Officers. The directors of the Purchaser immediately prior to the Effective Time and/or any individuals designated by Parent shall be the directors of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, and the officers of the Company immediately prior to the Effective Time and/or any individuals designated by Parent shall be the officers of the Surviving Corporation, in each case until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualify.

  Employment Agreements. Pursuant to the Merger Agreement, Parent acknowledged and agreed that all employment agreements, severance agreements, deferred compensation agreements and supplemental retirement agreements with employees of the Company and its subsidiaries set forth in the Company's Disclosure Letter will be binding and enforceable obligations of the Surviving Corporation to the same extent as they were binding and enforceable obligations of the Company and its subsidiaries as of the date of the Merger.

  Representations and Warranties. The Merger Agreement contains various customary representations and warranties.

  Procedure for Termination, Amendment, Extension or Waiver. The Merger Agreement provides that in the event the Purchaser's designees are appointed or elected to the Board as described above under "Directors," the approval of a majority of the Independent Directors is required to amend the Merger Agreement, to terminate the Merger Agreement, or to waive any condition to the obligations of the Company.

Stockholder Agreement

  The following summary is qualified in its entirety by reference to the complete text of the Stockholder Agreement which is filed as Exhibit 3 hereto and incorporated herein by reference. Capitalized terms used but not defined herein shall have the meaning given to them in the Stockholder Agreement.

  Pursuant to the Stockholder Agreement, each Founding Stockholder has agreed, among other things, to sell to the Purchaser all the Shares that he beneficially owns at a price per Share equal to the Offer Price. The Founding Stockholders have also agreed to tender such Shares in the Offer at a price per Share equal to the Offer Price if directed to do so by the Purchaser. In addition, each Founding Stockholder has granted the Purchaser an option to purchase all his Shares at a price per Share equal to the Offer Price under certain circumstances and subject to certain conditions.

  Each Founding Stockholder severally has agreed that: (a) such Founding Stockholder will not (i) sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option or other arrangement (including any profit sharing arrangement) or understanding with respect to the sale, transfer, pledge, assignment or other disposition of such Founding Stockholder's Shares to any person other than the Purchaser or the Purchaser's designee, (ii) enter into any voting arrangement, whether by proxy, voting agreement, voting trust, power-of-attorney or otherwise, with respect to such Founding Stockholder's Shares or (iii) take any other action that would in any way restrict, limit or interfere with the performance of its obligations under the Stockholder Agreement or the transactions contemplated thereby; (b) until the Merger is consummated or the Merger Agreement is terminated, such Founding Stockholder will not, nor will such Founding Stockholder permit any investment banker, financial adviser, attorney, accountant or other representative or agent of such Founding Stockholder to, directly or indirectly (i) solicit, initiate or encourage (including by way of furnishing information), or take any other action designed or reasonably likely to facilitate, any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Acquisition Proposal, or (ii) participate in any discussions or negotiations regarding any Acquisition Proposal, (c) at any meeting of stockholders of the Company called to vote upon the Merger and the Merger Agreement or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to the Merger and the Merger Agreement is sought, such Founding Stockholder will, including by initiating a written consent solicitation if requested by Parent, vote (or cause to be voted) such Founding Stockholder's Shares in favor of the Merger, the adoption by the Company of the Merger Agreement and the approval of the other transactions contemplated by the Merger Agreement; and (d) at any meeting of stockholders of the Company or at any adjournment thereof or in any other circumstances upon which such Founding Stockholder's vote, consent or other approval is sought, such Founding Stockholder will vote (or cause to be voted) such Founding Stockholder's Shares against (i) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company or any other Acquisition Proposal (collectively, "Alternative Transactions"), or (ii) any amendment of the Company's certificate of incorporation or bylaws or other proposal or transaction involving the Company or any of its subsidiaries, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify the Offer, the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement (collectively, "Frustrating Transactions"). The Stockholder Agreement provides that each Founding Stockholder executed the Stockholder Agreement solely in his or her capacity as the beneficial owner of such Founding Stockholder's Shares and nothing therein shall limit or affect any actions taken by a Founding Stockholder in its capacity as an officer or director of the Company or any subsidiary of the Company to the extent specifically permitted by the Merger Agreement.

  Under the Stockholder Agreement, each Founding Stockholder has irrevocably granted to, and appointed, Patricia Hoffman and Thomas Edeus and any other individual who shall thereafter be designated by Parent, and each of them, such Founding Stockholder's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Founding Stockholder, to vote such Founding Stockholder's Shares, or grant a consent or approval in respect of such Shares, at any meeting of stockholders of the Company or at any adjournment thereof or in any other circumstances upon which their vote, consent or other approval is sought, in favor of the Merger, the adoption by the Company of the Merger Agreement and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement and against any Alternative Transaction or Frustrating Transaction.

The Stock Option Agreement

  The following summary is qualified in its entirety by reference to the complete text of the Stock Option Agreement which is filed as Exhibit 4 hereto and incorporated herein by reference. Capitalized terms used but not otherwise defined herein shall have the meaning given to them in the Stock Option Agreement.

  Pursuant to the Stock Option Agreement, the Company granted to the Purchaser an option ("Option") to purchase up to 19.9% of the outstanding Shares of the Company at a price per Share equal to the Offer Price. The Option is exercisable when the Termination Fee (a "Purchase Event") is payable under the Merger Agreement. In addition, the Option is exercisable following the Purchaser's acceptance of Shares for payment pursuant to the Offer to the extent the effect of such exercise would result in Parent owning, directly or indirectly, immediately after such exercise 90% of the then outstanding Shares. The Option terminates and is of no further force and effect upon the earliest to occur of (i) the Effective Time, (ii) 15 months after the occurrence of a Purchase Event (including any Purchase Event occurring after termination of the Merger Agreement) and (iii) termination of the Merger Agreement in accordance with its terms prior to the occurrence of any Purchase Event, unless, in the case of this clause (iii), the Purchaser is or may be entitled to receive a Termination Fee under the Merger Agreement following such termination, subject to certain exceptions specified in the Stock Option Agreement, in which case the Option shall not terminate pursuant to this clause (iii) until the Purchaser could no longer under any circumstances become entitled to receive a Termination Fee. To the extent the exercise of the Option is the result of a Purchase Event, during the period commencing on such Purchase Event and ending on the termination of the Option, the Purchaser has the right in lieu of exercising the Option, to surrender the Option to the Company for cancellation in exchange for a cash payment at least equal to the value of the Option, subject to a minimal floor which guarantees the Option will have at least some value. In addition, to the extent the exercise of the Option is the result of a Purchase Event, in no event shall the profit that the Purchaser can make from the Option exceed, when aggregated with the Termination Fee, in the aggregate $135 million, plus an additional amount, not in excess of $22.5 million, as reimbursement for out-of-pocket fees and expenses incurred by Parent, the Purchaser or their respective affiliates in connection with the transactions contemplated by the Merger Agreement and the Stock Option Agreement, including all fees and expenses of their counsel, accountants, investment bankers, experts and consultants.

Employment and Consulting Agreements

  The following summaries are qualified in their entirety by reference to the complete texts of the Change in Control Separation Plan, as amended and restated, filed as Exhibit 15 hereto and the Employment and Consulting Agreements which are filed as Exhibits 5, 6, 7, 8, 9, 10, 11, 12 and 13 hereto and incorporated herein by reference. Capitalized terms set forth below but not otherwise defined herein shall have the meaning given to such term in the CIC Plan or applicable Employment or Consulting Agreement.

  Change in Control Separation Plan. On April 18, 1996, the Board of Directors of the Company (the "Board") adopted the FORE Systems, Inc. Change in Control Separation Plan which was amended and restated by the Board on September 4, 1998 (as so amended and restated, the "CIC Plan"). The CIC Plan provides designated executive officers and other key employees ("Participants") with certain separation benefits if a Change in Control occurs and if, within two years thereafter, a Participant's employment with the Company is terminated either by action of the Company without Cause or by the Participant's resignation from employment for Good Reason.

  Participants in the CIC Plan have been designated by the Board as belonging to either of two categories: Schedule A Participants or Schedule B Participants. A Schedule A Participant would receive separation benefits in the event of a covered termination following a Change in Control equal to three years' base salary and bonus plus a prorated bonus for that portion of the year of termination for which the Participant was employed; provision of welfare benefits (e.g., health care coverage and other insurance benefits) for the Participant and his family for three years; and acceleration of vesting of all non-vested stock options. A Schedule B Participant would receive, in such event, one and one-half years' base salary and bonus plus a prorated bonus for that portion of the year of termination for which the Participant was employed; provision of welfare benefits for the Participant and his family for three years; and acceleration of vesting of all non-vested stock options. The CIC Plan also provides that in the event the payments made thereunder cause certain excise taxes to be imposed on Schedule A Participants under Section 280G of the Internal Revenue Code, certain "gross-up" payments would be made for the benefit of Schedule A Participants to put them in the same after-tax position they would have been in if the excise taxes had not been imposed.

  Under the definition of "Change in Control" set forth in the CIC Plan, a Change in Control will occur on the Closing. However, certain of the Schedule A Participants and certain of the Schedule B Participants in the CIC Plan have entered into employment or consulting agreements with the Company, to become effective immediately prior to the Closing, in which they have agreed to waive their right to separation and other benefits under the CIC Plan (other than the gross-up protection described above in connection with this Change in Control) in exchange for certain rights and benefits specified in their respective employment agreements, and it is anticipated that certain of the other Schedule B Participants will also have entered into similar agreements prior to the Closing.

  The employment and consulting agreements entered into between the Company and certain key executives are described below.

  Consulting Agreement with Eric C. Cooper. Dr. Cooper has entered into a Consulting Agreement ("Cooper Agreement") with the Company, dated April 26, 1999, under which he agrees that he will retire from employment with the Company, effective immediately prior to the Closing, and that he will waive any right to separation or other benefits under the CIC Plan (other than the gross-up protection provided therein). The Company agrees to retain Dr. Cooper as a consultant for a period of two years from the date of his retirement; during that period, Dr. Cooper will assist the Company in transitioning his former duties to other Company employees, will provide technical support on projects on which he was formerly engaged and will assist the Company's Chief Executive Officer on request with special projects within his particular area of expertise. In exchange for his consulting services, Dr. Cooper will receive a consulting fee of $300,000 in a single lump-sum cash payment. In addition, Dr. Cooper agrees that during the two-year term of the Cooper Agreement and for one year thereafter, he will refrain from competing against the Company, as well as from soliciting the Company's principal customers or employees. As consideration for these noncompetition and nonsolicitation agreements and a confidentiality agreement, the Company agrees to pay Dr. Cooper an additional $600,000 in a single lump-sum cash payment, and to cause any options to purchase Common Stock previously granted to Dr. Cooper at a purchase price of $30 or higher to be vested immediately and converted into vested options to purchase phantom GEC, p.l.c. ordinary shares with value equivalent to the options converted. The Company further agrees to provide him, at his election, with either, or in combination, (i) a cash payment equal to the spread between the exercise price on stock options to purchase shares of Common Stock (other than those referred to in the preceding sentence) previously granted to him by the Company (whether or not vested) and the Offer Price, or (ii) options to purchase phantom GEC, p.l.c. ordinary shares with value equivalent to the options to purchase shares of Common Stock (other than those referred to in the preceding sentence) previously granted to him by the Company (based on a specified conversion formula), in either case contingent upon Dr. Cooper's agreement that the options previously granted to him by the Company (to the extent not already converted to phantom share options) will be cancelled. If Dr. Cooper were to elect to receive the cash payment, he would receive approximately $5.5 million with respect to unvested stock options as of May 31, 1999.

  Agreement with Thomas J. Gill. Mr. Gill has entered into an Employment Agreement ("Gill Agreement") with the Company, dated April 26, 1999, to become effective immediately prior to the Closing, under which he is to continue to be employed by the Company as President and Chief Executive Officer and as a member of the Company's Board for an indefinite term. Mr. Gill agrees to waive any right to separation or other benefits under the CIC Plan (other than the gross-up protection provided therein). The Gill Agreement provides that Mr. Gill will receive an initial annual base salary of $500,000, and that he will be entitled to participate in any pension, retirement or welfare benefit programs made available to senior executives of the Company. He is also entitled to participate in short-term and long-term incentive compensation programs established by the Company for senior executives. Mr. Gill will (conditioned upon his purchasing $1.0 million of ordinary shares of GEC, p.l.c. within 90 days after the effective date of the Gill Agreement) receive a grant of $1.0 million of restricted phantom GEC, p.l.c. ordinary shares (to vest on the second anniversary of the effective date of the Gill Agreement) and a non-qualified phantom share option equal in value to $1.0 million divided by the value of GEC, p.l.c. ordinary shares immediately following the Closing (to vest on the third anniversary of the effective date) (in both cases, immediate vesting would occur upon death, disability, termination upon a Change in Control or without Cause or resignation for Good Reason). Any options to purchase shares of Common Stock previously granted to Mr. Gill for which the purchase price is $30 or higher will be converted into options to purchase phantom GEC, p.l.c. ordinary shares with value equivalent to the options converted. Mr. Gill agrees that during the term of the Gill Agreement and for 24 months following the termination of Mr. Gill's employment for any reason, he will refrain from competing against the Company, as well as from soliciting the Company's principal customers or employees. As consideration for these noncompetition and nonsolicitation agreements and a confidentiality agreement, the Company agrees to provide Mr. Gill, at his election, with either, or in combination, (i) a cash payment equal to the spread between the exercise price on stock options to purchase shares of Common Stock (other than those options with a purchase price of $30 or higher referred to above) previously granted to him by the Company (whether or not vested) and the Offer Price, or (ii) vested options to purchase phantom GEC, p.l.c. ordinary shares with value equivalent to the options to purchase shares of Common Stock (other than those options with a purchase price of $30 or higher referred to above) previously granted to him by the Company (based on a specified conversion formula), in either case with the understanding that the options to purchase shares of Common Stock previously granted to Mr. Gill by the Company will be cancelled. In the event that Mr. Gill were to elect to receive the cash payment, he would receive approximately $15.4 million with respect to unvested stock options as of May 31, 1999. In the event that Mr. Gill's employment is terminated by the Company without Cause or he resigns from employment for Good Reason prior to attaining age 65, subject to certain conditions, he will be eligible to receive a cash payment equal to his Base Compensation (or two times his Base Compensation if such termination occurs during the first two years of the term of the Gill Agreement, or thereafter within two years of a subsequent Change of Control), plus continuation of certain insurance benefits for two years (or three years, if the termination occurs within two years following a subsequent Change of Control); and as additional consideration for the confidentiality, noncompetition and nonsolicitation agreements, he will receive an additional cash payment equal to his Base Compensation. In the event of a subsequent Change of Control, Mr. Gill will also be provided with gross-up tax protection.

  Agreement with Robert D. Sansom. Dr. Sansom has entered into an agreement with the Company ("Sansom Agreement"), dated April 26, 1999, to become effective immediately prior to the Closing, under which he is to continue to be employed by the Company at substantially the same terms and conditions as in effect prior to the Closing. Dr. Sansom agrees to waive any right to separation or other benefits under the CIC Plan (other than the gross-up protection provided therein). The Company agrees that, at Dr. Sansom's election, to be made on or before December 31, 1999, it will enter into either a consulting agreement with Dr. Sansom with terms and conditions substantially the same as those in the agreement with Dr. Cooper described above, or an employment agreement with Dr. Sansom with terms and conditions substantially the same as those in the agreement with Mr. Haney described below. Dr. Sansom agrees that for 36 months following the effective date of the Sansom Agreement, he will refrain from competing against the Company, as well as from soliciting the Company's principal customers or employees. As consideration for these noncompetition and nonsolicitation agreements, the Company agrees to grant Dr. Sansom nonqualified share options for phantom GEC, p.l.c. ordinary shares equal in value to $460,000 divided by the value of GEC, p.l.c. ordinary shares immediately prior to the Closing, which options will vest in 25% increments on each of the first four anniversaries of the effective date of the Sansom Agreement (if he is employed by the Company on those dates, with immediate full vesting if his employment has terminated due to death, disability or termination by the Company without cause these options will be forfeited if Dr. Sansom becomes covered by a consulting agreement), and to cause any options on Shares previously granted to Dr. Sansom for which the purchase price is $30 or higher to be vested immediately and converted into vested options to purchase phantom GEC, p.l.c. ordinary shares with value equivalent to the options converted. The Company further agrees to provide him, at his election, with either, or in combination, (i) a cash payment equal to the spread between the exercise price on options to purchase shares of Common Stock (other than those referred to in the preceding sentence) previously granted to him by the Company (whether or not vested) and the Offer Price, or (ii) vested options to purchase phantom shares of GEC, p.l.c. ordinary shares with value equivalent to the options to purchase shares of Common Stock (other than those referred to in the preceding sentence) previously granted to him by the Company (based on a specified conversion formula), in either case with the understanding that the options previously granted to Dr. Sansom will be cancelled. In the event that Dr. Sansom were to elect to receive the cash payment, he would receive approximately $4.8 million with respect to unvested stock options as of May 31, 1999.

  Agreement with Bruce E. Haney. Mr. Haney has entered into an Employment Agreement with the Company ("Haney Agreement"), dated April 26, 1999, to become effective immediately prior to the Closing, under which he is to continue to be employed by the Company for an indefinite term. Mr. Haney agrees to waive any right to separation or other benefits under the CIC Plan (other than the gross-up protection provided therein). The Haney Agreement provides that Mr. Haney will receive an initial base salary of $275,000. He is also entitled to participate in short-term and long-term incentive compensation programs established by the Company for senior executives. Mr. Haney will receive a non-qualified phantom share option equal to twice his base salary divided by the value of GEC, p.l.c. ordinary shares immediately following the Closing (to vest in 25% increments on each of the first four anniversaries of the effective date); immediate vesting would occur upon death, disability or termination without Cause. Mr. Haney agrees that during the term of the Haney Agreement and for 12 months following the termination of his employment for any reason, he will refrain from competing against the Company, as well as from soliciting the Company's principal customers or employees. As consideration for these noncompetition and nonsolicitation agreements, the Company agrees to provide Mr. Haney, at his election, with either (i) a cash payment equal in value to the spread between the exercise price on stock options to purchase shares of Common Stock previously granted to him by the Company (whether or not vested) and the Offer Price, or (ii) vested options to purchase phantom GEC, p.l.c. ordinary shares with value equivalent to the options to purchase shares of Common Stock previously granted to him by the Company (based on a specified conversion formula), in either case with the understanding that the options to purchase shares of Common Stock previously granted to Mr. Haney by the Company will be cancelled. In the event that Mr. Haney were to elect to receive the cash payment, he would receive approximately $4.8 million with respect to unvested stock options as of May 31, 1999. In the event that Mr. Haney's employment is terminated by the Company without Cause prior to attaining age 65, subject to certain conditions, he will be eligible to receive a cash payment equal to his Base Compensation (or two times his Base Compensation if such termination occurs during the first two years of the term of the Haney Agreement), plus continuation of certain insurance benefits for two years; and as additional consideration for the confidentiality, noncompetition and nonsolicitation agreements, he will receive an additional cash payment equal to his Base Compensation.

  Agreements with Robert C. Musslewhite, Kevin E. Nigh, J. Niel Viljoen, Donal
M. Byrne and Ronald E. McKenzie Messrs. Musslewhite, Nigh, Viljoen, Byrne and McKenzie (the "Executives") have entered into employment agreements ("Executive Agreements") with the Company, each dated as of April 26, 1999, to become effective immediately prior to the Closing, under which they are to continue to be employed by the Company for an indefinite term. The Executive Agreements have terms and conditions substantially the same as the Haney Agreement (other than base salary), except that upon termination by the Company of an Executive's employment without Cause (as defined in each Executive's Agreement), the employee will receive a cash payment equal to one year's "Base Compensation" (as defined in each Executive's Agreement), whether or not such termination occurs within the first two years of the term of the Executive Agreement, plus an additional one year's Base Compensation as consideration for the noncompetition and nonsolicitation agreements. In addition, Messrs. Musslewhite and Byrne are to be provided certain special relocation benefits under certain circumstances, and Mr. Viljoen is to be provided with certain tax equalization protection under certain circumstances. If the Executives were to elect to receive cash payments instead of options to purchase phantom GEC, p.l.c. ordinary shares, Messrs. Musslewhite, Nigh, Viljoen, Byrne and McKenzie would receive approximately $5.8 million, $6.5 million, $6.0 million, $6.5 million and $3.5 million, respectively, with respect to unvested stock options as of May 31, 1999.

Confidentiality Agreement

  The following summary is qualified in its entirety by reference to the complete text of the Confidentiality Agreement which is filed as Exhibit 14 hereto and incorporated herein by reference.

  Pursuant to the Confidentiality Agreement, the Company and GEC, p.l.c. agreed to keep confidential certain information exchanged between such parties. The Confidentiality Agreement also contains customary non-solicitation and standstill provisions. The Merger Agreement provides that the provisions of the Confidentiality Agreement shall remain binding and in full force and effect and that the parties shall comply with, and shall cause their respective representatives to comply with, all of their respective obligations under the Confidentiality Agreement until the Purchaser purchases a majority of the outstanding Shares pursuant to the Offer.

ITEM 4. The Solicitation or Recommendation.

  (a) Recommendation. The Board, at a special meeting held on April 25, 1999, unanimously (1) determined that the Offer and the Merger are fair to and in the best interests of the stockholders of the Company, (2) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and the transactions contemplated by the Stockholder Agreement,
(3) approved the Stock Option Agreement and the transactions contemplated thereby, and (4) recommended that stockholders of the Company accept the Offer and tender their shares thereunder. A copy of the Company's Letter to Stockholders, dated as of April 30, 1999, is filed hereto as Exhibit 16 and incorporated herein by reference.

  (b) Background; Reasons for Recommendation

  In January 1999, representatives of Goldman, Sachs & Co. ("Goldman Sachs") met with the Board at a regularly scheduled meeting of the Board to discuss in general terms the consolidation trend in the networking industry and the possible exploration by the Company of strategic alternatives that might include the sale of the Company.

  On March 3, 1999, Thomas J. Gill, the Chief Executive Officer and President of the Company, was approached at an industry conference by executives of a telecommunications corporation who expressed an interest in discussing the possibility of entering into a strategic relationship with the Company. Following this contact, Mr. Gill met with representatives of Goldman Sachs to discuss a possible relationship with that corporation and to engage Goldman Sachs for the purpose of exploring the potential sale of the Company.

  On March 4, 1999, Mr. Gill was contacted by representatives of Warburg Dillon Read LLC ("Warburg Dillon Read") on behalf of GEC, p.l.c. in order to determine whether the Company might be interested in a possible acquisition of the Company by GEC, p.l.c. In addition, in early March 1999, Jack Fryer, the Strategic Planning Director of GEC, p.l.c., contacted Robert C. Musslewhite, the Senior Vice President of Corporate Planning of the Company, to arrange a meeting for the following week.

  On March 10, 1999, Mr. Gill, along with Mr. Musslewhite, met with executives of the telecommunications corporation that had spoken with Mr. Gill on March 3. On March 11, 1999, Mr. Gill and Mr. Musslewhite met in London, England with John Mayo, the Finance Director of GEC, p.l.c., and Mr. Fryer. At the March 11 meeting, the parties discussed various strategic alternatives including the possible sale of the Company to GEC, p.l.c. and Mr. Gill and Mr. Musslewhite presented information about the Company's business and product plans.

  During this same time period, representatives of Goldman Sachs approached several other companies in the telecommunications and networking industries to determine whether they may have an interest in exploring the possibility of acquiring the Company.

  On March 17, 1999, Mr. Fryer, along with several other executives of GEC, p.l.c., met in Pittsburgh, Pennsylvania with Mr. Gill, Mr. Musslewhite and several other executives of the Company. At that meeting, the Company's business and product plans were reviewed. Prior to that meeting, GEC, p.l.c. entered into the

Confidentiality Agreement with the Company which, among other things, contained a provision prohibiting GEC, p.l.c. and its affiliates from acquiring or proposing to acquire securities of the Company or otherwise to seek to change or control its management or Board other than with the prior consent of the Board.

  On March 19, 1999, the first prospective acquiror, which had approached Mr. Gill on March 3 and with which Mr. Gill and Mr. Musslewhite had met on March 10, signed a confidentiality and standstill agreement substantially similar to the Confidentiality Agreement. Meetings were held with that corporation on March 22, 23 and 29, 1999.

  On March 30, 1999, an executive of a third corporation telephoned Mr. Musslewhite to express an interest in discussing a possible business combination with the Company, and a meeting was scheduled for the following week.

  On April 5, 1999, executives of the Company, along with representatives of Goldman Sachs and Morgan, Lewis & Bockius LLP ("Morgan Lewis"), outside counsel to the Company, met at the Company's offices to discuss the timing and structure of various possible acquisition transactions.

  On April 6, 1999, representatives of GEC, p.l.c., including Mr. Mayo and Mr. Fryer, along with representatives of Warburg Dillon Read and Mayer, Brown & Platt ("Mayer Brown"), outside counsel to GEC, p.l.c., attended a meeting in Pittsburgh with Mr. Gill, Mr. Musslewhite, Dr. Cooper, the Chairman of the Board, and representatives of Goldman Sachs. At that meeting, the parties discussed the general terms and structure of a potential acquisition of the Company by GEC, p.l.c.

  On April 7, 1999, the Board of Directors of the Company held a special meeting to discuss the various strategic alternatives available to the Company and to ratify the engagement of Goldman Sachs to assist the Company in a potential sale of the Company. Representatives of Goldman Sachs and Morgan Lewis attended the meeting. The Board directed management to continue discussions with the three prospective acquirors, and unanimously ratified the engagement of Goldman Sachs pursuant to the engagement letter dated as of March 2, 1999. A partner of Morgan Lewis then made a presentation to the Board regarding the Board's fiduciary duties in the context of the exploration by the Company of its strategic alternatives to maximize stockholder value, including a potential sale of the Company.

  On April 7, 1999, following the meeting of the Board, executives of the third prospective acquiror met with Mr. Gill, Mr. Musslewhite and other executives of the Company for a review of the Company's business and product plans. Prior to the meeting, that corporation signed a confidentiality and standstill agreement substantially similar to the Confidentiality Agreement.

  On April 8, 1999, a meeting between executives of GEC, p.l.c., including Lord Simpson, Chief Executive Officer of GEC, p.l.c., Mr. Fryer and Mr. Mayo, representatives of Warburg Dillon Read and executives of the Company, including Mr. Gill, was held by teleconference. At that meeting, the parties discussed the Company's projections for the fiscal years 2000 and 2001 and the potential synergies inherent in a business combination between the Company and GEC, p.l.c.

  On April 9, 1999, Mr. Gill received a letter and a term sheet from the third prospective acquiror. The letter proposed a stock merger which would be accounted for as a pooling of interests. The letter proposed a fixed exchange ratio, but indicated a willingness to discuss a collar arrangement. The letter also proposed an exclusivity period of three weeks to enable the prospective acquiror to perform due diligence and negotiate definitive agreements. The term sheet set forth protective termination provisions and the grant by the Company of a stock option for a number of shares equal to 19.9% of the outstanding shares of the Company at the transaction price. The letter expressed a deadline of the close of business on April 13, 1999, following which the proposal would be withdrawn if not accepted.

  On April 10, 1999, Mr. Gill received a letter and a term sheet from GEC, p.l.c. Neither the letter nor the term sheet contained a price. The letter emphasized GEC, p.l.c.'s experience in completing acquisitions. An attachment to the letter set out a due diligence process and a commitment by GEC, p.l.c. to complete the process within a three-day time period following the commencement of the process. The term sheet contained protective termination provisions and the grant by the Company of a stock option for a number of shares equal to 19.9% of the outstanding shares of the Company. The letter requested an exclusivity period of sixteen days and expressed a deadline of mid-day on April 11, 1999, following which the proposal would be withdrawn if not accepted.

  On April 11, 1999, the Board held a special meeting to discuss the two proposals and the progress of discussions with all three parties with which the Company had held due diligence meetings and signed confidentiality agreements. Representatives of Goldman Sachs and Morgan Lewis attended the meeting. Materials prepared by Goldman Sachs which reviewed transactions in the networking industry and which contained financial analyses of the Company and of each of the three prospective acquirors had been previously distributed to the Board. The Board requested that management and Goldman Sachs perform due diligence on the corporation proposing the stock merger.

  The Board held another special meeting on April 13, 1999. Representatives of Goldman Sachs and Morgan Lewis attended the meeting. Shortly before the meeting, representatives of GEC, p.l.c. communicated to representatives of the Company a price per share in cash that GEC, p.l.c. was willing to offer pursuant to the terms set forth in the April 10 letter and term sheet, which had not been withdrawn. This price, along with all of the other terms of GEC, p.l.c.'s proposal, was discussed by the Board, along with the stock merger proposal, which had not been withdrawn. The Board determined that it was not in the interests of the Company and its stockholders to proceed with GEC, p.l.c. at the price then proposed by GEC, p.l.c. or with the corporation proposing the stock merger at the proposed exchange ratio.

  The Board requested that Goldman Sachs explore with the corporation proposing the stock merger the possibility of a collar arrangement as well as an improvement in the value of the stock merger proposal. The Board then discussed with a partner of Morgan Lewis the fiduciary duties of directors.

  On April 15 and April 20, 1999, Mr. Gill, Mr. Musslewhite and other executives of the Company and representatives of Goldman Sachs met with the corporation proposing the stock merger and that corporation's investment bankers. The purpose of those meetings was to enable each company to perform due diligence on the other and to discuss a potential integration plan if the two companies were to combine.

  On April 21, 1999, Lord Simpson and Mr. Mayo met with Mr. Gill in Pittsburgh to discuss the potential acquisition of the Company by GEC, p.l.c.

  On April 22, 1999, GEC, p.l.c. sent a letter to Mr. Gill reiterating the terms of its April 10 letter and increasing the price of its cash proposal. The letter requested a response prior to the opening of business on April 23 and stated that GEC, p.l.c. would be willing to complete its due diligence process and execute definitive agreements within a four-day time period if its offer were accepted and it was granted an exclusivity period through May 3, 1999.

  Also on April 22, 1999, the corporation proposing the stock merger sent a letter to Mr. Gill increasing the exchange ratio it offered, and reiterating the terms of its April 9 term sheet. The proposal was contingent on completion of due diligence and the grant by the Company of a two-week exclusivity period. The letter requested a response by the morning of April 23. Based on the closing price of such corporation's stock as reported for the day this proposal was made, which was at or near the highest closing price such corporation's stock had historically reached, the value of the exchange ratio proposed was higher than the value of the cash proposal made by GEC, p.l.c. on the same day.

  The letter from the prospective acquiror also proposed a collar arrangement. Under this collar arrangement, the Company would have the option of terminating a merger agreement if the acquiror's stock price decreased by more than approximately 30% unless the acquiror agreed to revise the exchange ratio to a price that reflected the low end of the collar, which was significantly below the cash price offered by GEC, p.l.c. The collar arrangement also contained a provision pursuant to which the acquiror would have the option of terminating a merger agreement if the acquiror's stock price increased by more than approximately 10.5%, unless the Company agreed to revise the exchange ratio to a price that reflected the high end of the collar.

  The Board held a special meeting on April 22, 1999 to consider the two revised proposals. Representatives of Goldman Sachs and Morgan Lewis attended the meeting. Mr. Gill informed the Board of the meetings that had been held and also reported that no proposal had been received from the first telecommunications corporation which had previously expressed interest.

  The Board directed Mr. Gill and Goldman Sachs to communicate with representatives of GEC, p.l.c. to the effect that the Company would be prepared to accept GEC, p.l.c.'s proposal and to grant the requested ten-day exclusivity period if GEC, p.l.c. raised its price to a specified level and agreed to modify various protective provisions, including a provision which would enable the Company, following execution of a definitive agreement, to accept a proposal from any party if such proposal were superior from a financial point of view to the Company's stockholders.

  During the night of April 22, Mr. Gill and representatives of Goldman Sachs and Morgan Lewis communicated with Mr. Mayo by telephone. Prior to the opening of business on April 23, GEC, p.l.c. agreed to increase its price to the level specified by the Company and to the various modifications requested by the Company to the terms that had been proposed by GEC, p.l.c.

  On April 23, representatives of Morgan Lewis and of Cravath, Swaine & Moore ("Cravath"), outside counsel to GEC, p.l.c., held several conversations regarding the terms of the definitive agreements, and Cravath presented drafts of the Merger Agreement, the Stock Option Agreement and the Stockholder Agreement to Morgan Lewis.

  In the evening of April 23, following the close of business, the corporation proposing the stock merger sent an unsolicited letter to Mr. Gill proposing to increase the exchange ratio of its proposal and indicating a willingness to discuss a collar mechanism along the lines previously proposed, with all other terms unchanged from the previous proposal. Based on the closing price of such corporation's stock as reported for the last trading day before this proposal was made, which was near the highest closing price such corporation's stock had historically reached, the value of this revised exchange ratio (without considering the effect of the collar) was higher than the cash price proposed by GEC, p.l.c. on April 23, 1999 and the $35.00 per share price to be paid in the Offer and the Merger.

  Executives of GEC, p.l.c., and representatives of Cravath, Mayer Brown and Warburg Dillon Read held meetings in Pittsburgh on April 24 and April 25 with executives of the Company and representatives of Morgan Lewis and Goldman Sachs to negotiate the Merger Agreement, the Stock Option Agreement and the Stockholder Agreement. Meetings were also held to consider appropriate terms for the Employment Agreements and to finalize such agreements and to enable GEC, p.l.c. to complete its due diligence process.

  A special meeting of the Board was held in the evening of April 25 to discuss the price and terms of GEC, p.l.c.'s proposal and the Merger Agreement, the Stock Option Agreement and the Stockholder Agreement and to consider the unsolicited letter from the corporation proposing the stock merger. Representatives of Goldman Sachs and Morgan Lewis attended the meeting. Prior to the meeting, Goldman Sachs distributed to the Board materials containing further financial analyses of the corporation proposing the stock merger and of various potential collar arrangements, as well as materials analyzing GEC, p.l.c.'s cash proposal at the price that had been proposed on the morning of April 23 and at various higher prices.

  The Board considered the value of the stock merger proposal, based on the closing price of the prospective acquiror's stock on the most recent trading day and the average closing prices of such stock over various historical time periods. The Board also considered the volatility of such stock and the other factors set forth in items (i) through (xvi) below.

  A partner of Morgan Lewis presented to the Board a report of the terms of the Merger Agreement, the Stock Option Agreement and the Stockholder Agreement. There was also a discussion of the Board's fiduciary duties with respect to its consideration and evaluation of the competing proposals and with respect to the termination provisions of the Merger Agreement and the effect of the Stock Option Agreement.

  The Board determined that the Company would not accept GEC, p.l.c.'s proposal at the price that had been proposed on April 23. The Board then requested a fairness opinion from Goldman Sachs at a price of $35.00 per share in cash. Representatives of Goldman Sachs delivered to the Board the opinion of Goldman Sachs to the effect that as of such date and based upon and subject to various considerations set forth in such opinion, the price of $35.00 per share was fair from a financial point of view to the stockholders of the Company. The Board directed Mr. Gill and Goldman Sachs to communicate to GEC, p.l.c. that the Board had approved the execution of the Merger Agreement, the Stock Option Agreement and the Stockholder Agreement, provided GEC, p.l.c. would increase its price to $35.00 per share.

  Following the Board meeting, Mr. Gill and representatives of Goldman Sachs spoke with Mr. Mayo by telephone. Mr. Mayo informed them that the Board of GEC, p.l.c. would meet on the morning of April 26 to determine whether to proceed with the Offer and the Merger at the price of $35.00 per share.

  On the morning of April 26, Lord Simpson and Mr. Mayo telephoned Mr. Gill to inform him that GEC, p.l.c. was prepared to pay $35.00 per share and to execute the Merger Agreement, the Stock Option Agreement and the Stockholder Agreement at that time. Following this telephone call, the Merger Agreement, the Stock Option Agreement, the Stockholder Agreement and the Employment Agreements were executed and the transaction was publicly announced.

  In reaching its determination described above, the Board considered a number of factors, including, without limitation, the following:

    (i) the amount of consideration to be received by the Company's stockholders in the Offer and the Merger pursuant to the Merger Agreement;

    (ii) the fact that the consideration is to be paid in cash pursuant to a tender offer which may be consummated within a relatively short time period following commencement of the Offer;

    (iii) the terms of the Merger Agreement, including Parent's representation that it currently has available to it the financing necessary to complete the Offer and the Merger and the absence of conditions such as a financing condition;

    (iv) GEC, p.l.c.'s past record of completing transactions swiftly and with certainty;

    (v) the fact that the $35 per share price to be received in the Offer and the Merger represents a 42.9% premium over the closing price of the Common Stock on the Nasdaq National Market on April 23, 1999, the last trading day before the announcement of the transaction; a 58.2% premium over the average closing price for the twenty trading days ending on April 23, 1999; a 74.2% premium over the average closing price for the thirty trading days ending on April 23, 1999; and a 96.3% premium over the average closing price for the sixty trading days ending on April 23, 1999;

    (vi) the fact that an alternative to the Offer and the Merger was a stock merger which would have required stockholder votes of both parties and subjected the Company's stockholders to market risk for a potentially lengthy time period prior to consummation;

    (vii) the likelihood that the Offer and the Merger would be consummated, given the experience, reputation and financial resources of GEC, p.l.c., compared with the risks of consummation inherent in proceeding with a stock merger with an acquiror which has experienced significant price volatility under circumstances in which stockholder votes would be required of both parties to the proposed stock merger;

    (viii) the risk that if the Company accepted the stock merger proposal, the acquiror's stock price would decrease to a level which would result in the Company's stockholders receiving a value significantly below the $35 per share in cash to be received pursuant to the Offer and the Merger;

    (ix) the fact that the proposed collar arrangement in the proposed stock merger created a risk that the stock merger would either not be consummated at all, or would be consummated at a price significantly below that of the Offer and the Merger;

    (x) the Company's prospects if it were to remain independent, including the risks of competing against companies which have far greater resources, distribution capacity, product offerings and market reach than the Company;

    (xi) the current trend towards consolidation in the networking industry, which increases the competitive risks facing the Company and makes it harder for the Company to complete acquisitions which are not dilutive to its earnings;

    (xii) current financial market conditions and the historical market prices and volatility of the Common Stock;

    (xiii) historical information concerning the Company's business, financial performance and operations;

    (xiv) the opinion of Goldman Sachs, delivered to the Board on April 25, 1999, and confirmed on April 26, 1999, that as of such dates, and based upon and subject to various considerations set forth therein, the consideration to be received by the stockholders of the Company in the Offer and the Merger was fair from a financial point of view to such stockholders (a copy of such opinion is attached to this Schedule 14D-9);

    (xv) the terms of the Merger Agreement, including the conditions to the Offer and the Merger, and the representations, warranties and covenants of the parties; and

    (xvi) the fact that pursuant to the Merger Agreement, the Company may respond to an unsolicited proposal if the Board believes it is reasonably likely to lead to a Qualifying Proposal (as defined in the Merger Agreement), and may terminate the Merger Agreement and accept such Qualifying Proposal, subject to compliance with the terms of the Merger Agreement and the payment of the Termination Fee (as defined in the Merger Agreement) and to Purchaser's right to exercise the option set forth in the Stock Option Agreement, although the Board was aware that the grant of the option pursuant to the Stock Option Agreement would impede any proposed stock merger from qualifying for "pooling of interests" accounting treatment.

  The Board did not assign relative weights to the factors listed above, nor did it determine that any single factor was of primary importance. The Board based its determination on its consideration of all of the information presented to it. It is possible that different members of the Board assigned different weights to the various factors listed above.

  The full text of the written opinion of Goldman Sachs is attached hereto as
Exhibit 17. Stockholders are urged to read such opinion carefully in its entirety. Such opinion addresses only the fairness from a financial point of view of the consideration to be received by the stockholders of the Company in the Offer and the Merger and does not constitute a recommendation to any stockholder as to whether to tender shares in the Offer or to vote in favor of the Merger. As a result of its consideration of the factors set forth above, the Board has unanimously resolved to approve the Offer and the Merger and has determined that the Offer and the Merger are fair to, and in the best interests of, the Company and all of its stockholders. The Board unanimously recommends that all stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

ITEM 5. Persons Retained, Employed or to be Compensated.

  The Company has retained Goldman Sachs to act as its financial advisor in connection with the Offer and the Merger. Pursuant to the terms of its engagement, the Company has agreed to pay Goldman Sachs a transaction fee equal to $20,000,000, payable upon consummation of the Offer. The Company also has agreed to reimburse Goldman Sachs for reasonable out-of-pocket expenses and to indemnify Goldman Sachs and related parties against certain liabilities arising out of their engagement. Goldman Sachs has in the past provided investment banking services to the Company and its affiliates for which services Goldman Sachs has received compensation. In the ordinary course of business, Goldman Sachs and its affiliates may actively trade or hold the securities of the Company and affiliates of the Parent for their own accounts or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

  Neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to stockholders on its behalf concerning the Offer or the Merger.

ITEM 6. Recent Transactions and Intent with Respect to Securities.

  (a) Except as set forth below, no transactions in the Shares have been effected during the past 60 days by the Company or, to the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

  The Compensation Committee of the Board ratified the following option grants on March 15, 1999 by unanimous written consent: (1) an option to Robert C. Musslewhite, the Company's Senior Vice President, Corporate Planning, to purchase 200,000 shares of Common Stock at an exercise price of $14.313 per share effective March 1, 1999; (2) an option to J. Niel Viljoen, the Company's Senior Vice President and General Manager, Service Provider Business Unit, to purchase 200,000 shares of Common Stock at an exercise price of $14.313 per share effective March 1, 1999; (3) an option to Kevin E. Nigh, the Company's Senior Vice President, Worldwide Engineering, to purchase 200,000 shares of Common Stock at an exercise price of $13.4380 per share effective November 17, 1998; and (4) an option to Donal M. Byrne, the Company's Senior Vice President, Corporate Marketing, to purchase 300,000 shares of Common Stock at a price of $13.438 per share effective November 17, 1998.

  The Compensation Committee of the Board ratified the following option grants on April 7, 1999: (i) an option to Mr. Haney, the Company's Senior Vice President and Chief Financial Officer, to purchase 100,000 shares of Common Stock at an exercise price of $20.563 per share effective April 1, 1999; (2) an option to Dr. Sansom, the Company's Senior Vice President and Chief Technology Officer and a Director, to purchase 50,000 shares of Common Stock at an exercise price of $20.563 per share effective April 1, 1999; and (3) an option to Mr. Gill, the Company's President and Chief Executive Officer and a Director, to purchase 150,000 shares of Common Stock at an exercise price of $16.50 per share effective February 8, 1999 (the applicable annual review date with respect to the compensation of Mr. Gill).


  Executive officers of the Company who participated in the Company's Employee Stock Purchase Plan in the offering period from January 1, 1999 to March 31, 1999 each purchased 330 shares of Common Stock pursuant to the plan.

  (b) To the best of the Company's knowledge, all of its executive officers, directors, affiliates or subsidiaries currently intend to tender all Shares which are held of record or beneficially owned by such persons pursuant to the Offer, other than Shares, if any, held by such persons which, if tendered, could cause such person to incur liability under the provisions of Section 16(b) of the Securities Exchange Act of 1934, as amended. Pursuant to the terms of the Stockholder Agreement, the Founding Stockholders have agreed, if so directed by Purchaser, to tender into the Offer approximately 4.2% of the Shares outstanding and to sell to Purchaser any Shares not tendered at a price per Share equal to the Offer Price. Each Founding Stockholder has granted Purchaser an option to purchase in certain circumstances all the Shares owned by such stockholder.

ITEM 7. Certain Negotiations and Transactions by the Subject Company.

  (a) Prior to entering into the Merger Agreement, the Company had preliminary contacts with other entities that had expressed interest in the Company. See
Item 4(b) above. Upon execution of the Merger Agreement, the Company ceased contacts with such other entities. No discussions are underway or are being undertaken by the Company in response to the Offer that relate to or would result in (1) an extraordinary transaction, such as a merger or reorganization, involving the Company or any of its subsidiaries;
(2) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries; (3) a tender offer for or other acquisition of securities by or of the Company; or (4) any material change in the present capitalization or dividend policy of the Company.

  (b) Except as set forth above, there is no transaction, board resolution, agreement in principle or signed contract in response to the Offer that relates to or would result in (1) an extraordinary transaction, such as a merger or reorganization, involving the Company or any of its subsidiaries;
(2) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries; (3) a tender offer for or other acquisition of securities by or of the Company; or (4) any material change in the present capitalization or dividend policy of the Company.

ITEM 8. Additional Information to be Furnished.

  (a) The Information Statement attached as Annex A hereto is being furnished in connection with the possible designation by the Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's stockholders.

  (b) As a Delaware corporation, the Company is subject to Section 203 ("Section 203") of the DGCL. Under Section 203, certain "business combinations" between a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders and an "interested stockholder" are prohibited for a three-year period following the date that such a stockholder becomes an interested stockholder, unless, among other possible exemptions, the transaction in which the stockholder becomes an interested stockholder or the business combination is approved by the board of directors of the corporation before such other party to the business combination becomes an interested stockholder. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested stockholder's percentage ownership of stock. The term "interested stockholder" is defined generally as a stockholder who, together with affiliates and associates, owns (or, within three years prior, did own) 15% or more of a Delaware corporation's voting stock. An owner includes a person who has the right to acquire such stock, including upon the exercise of an option.

  At its meeting on April 25, 1999, the Board unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, the Stockholder Agreement and the Stock Option Agreement and determined to make the restrictions of Section 203 inapplicable to the Offer, the Merger, the Stockholder Agreement and the Stock Option Agreement.

ITEM 9. Material to be Filed as Exhibits.

 Exhibit 1. Agreement and Plan of Merger, dated as of April 26, 1999, by and among Parent, the Purchaser and the Company (incorporated by reference to Exhibit (c)(1) of the Schedule 14D-1).
 Exhibit 2.  Press Release issued by the Company and GEC, p.l.c. on April 26,
             1999 (incorporated by reference to Exhibit 99.1 to the Company's
             Current Report on Form 8-K dated April 26, 1999).
 Exhibit 3.  Stockholder Agreement, dated as of April 26, 1999, by and among
             Parent, the Purchaser and the stockholders of the Company listed on Annex A thereto (incorporated by reference to Exhibit (c)(3) of the Schedule 14D-1).
 Exhibit 4.  Stock Option Agreement, dated as of April 26, 1999, between the
             Company and Purchaser (incorporated by reference to Exhibit (c)(2) of the Schedule 14D-1).
 Exhibit 5.  Consulting Agreement, dated as of April 26, 1999, between FORE
             Systems, Inc. and Eric C. Cooper.
 Exhibit 6.  Employment Agreement, dated as of April 26, 1999, between FORE
             Systems, Inc. and Thomas J. Gill.
 Exhibit 7.  Agreement, dated as of April 26, 1999, between FORE Systems, Inc.
             and Robert D. Sansom.
 Exhibit 8.  Employment Agreement, dated as of April 26, 1999, between FORE
             Systems, Inc. and Bruce E. Haney.
 Exhibit 9.  Employment Agreement, dated as of April 26, 1999, between FORE
             Systems, Inc. and Donal M. Byrne.
 Exhibit 10. Employment Agreement, dated as of April 26, 1999, between FORE
             Systems, Inc. and Ronald E. McKenzie.
 Exhibit 11. Employment Agreement, dated as of April 26, 1999, between FORE
             Systems, Inc. and Robert C. Musslewhite.
 Exhibit 12. Employment Agreement, dated as of April 26, 1999, between FORE
             Systems, Inc. and Kevin E. Nigh.
 Exhibit 13. Employment Agreement, dated as of April 26, 1999, between FORE
             Systems, Inc. and J. Niel Viljoen.
 Exhibit 14. Confidentiality Agreement, dated March 17, 1999, between GEC,
             p.l.c. and FORE Systems, Inc. (incorporated by reference to Exhibit (c)(4) of the Schedule 14D-1).
 Exhibit 15. FORE Systems, Inc. Change in Control Separation Plan, as amended and restated, effective September 4, 1998 (incorporated by reference to Exhibit 10.1 of the Company's Form 10-Q for the fiscal quarter ended September 30, 1998).
 Exhibit 16. Letter to Stockholders dated as of April 30, 1999.
 Exhibit 17. Opinion of Goldman, Sachs & Co. dated as of April 26, 1999.

                                   SIGNATURE

  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                                   FORE Systems, Inc.

                                                   /s/ Thomas J. Gill
                                          By: ________________________________
                                                      President and
                                                 Chief Executive Officer

Dated: April 30, 1999

                                    ANNEX A

                              FORE SYSTEMS, INC.
                                1000 FORE Drive
                      Warrendale, Pennsylvania 15086-7502

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(f) OF THE SECURITIES
                EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

  This Information Statement is being mailed on or about April 30, 1999, as part of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"). Capitalized terms used and not otherwise defined herein shall have the meaning given to them in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by the Purchaser to a majority of the seats on the Board of Directors of the Company ("Board"). The Merger Agreement requires the Company, promptly upon the purchase by the Purchaser of a majority of the outstanding Shares pursuant to the Offer, to cause the Purchaser's designees (the "Designees") to be elected to a majority of the seats on the Board as set forth below. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. However, you are not required to take any action.

  Pursuant to the Merger Agreement, on April 30, 1999, Parent and the Purchaser commenced the Offer. The Offer is scheduled to expire after the close of business on May 27, 1999.

  The information contained in this Information Statement (including information listed in Schedule I attached hereto) concerning Parent, the Purchaser and the Designees has been furnished to the Company by Parent and the Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

  The Common Stock is the only class of voting securities of the Company outstanding. Each share of Common Stock has one vote. As of April 26, 1999, there were 116,589,277 shares of Common Stock outstanding.

                              BOARD OF DIRECTORS

General

  The Amended and Restated Certificate of Incorporation, as amended, and the Second Amended and Restated By-Laws of the Company provide that the number of directors (which is to be not less than three) is to be determined from time to time by resolution of the Board. The Board is currently comprised of seven persons.

  Pursuant to the Company's Amended and Restated Certificate of Incorporation, as amended, the members of the Board are divided into three classes, designated Class I, Class II and Class III. Each class is to consist, as nearly as may be possible, of one-third of the total number of members of the Board. At each Annual Meeting, the directors elected to succeed those whose terms expire are of the same class as the directors they succeed and are elected for a term to expire at the third Annual Meeting of Stockholders after their election and until their successors are duly elected and qualified. A director of any class who is elected to fill a vacancy resulting from an increase in the number of directors holds office for the remaining term of the class to which he is elected and a director who is elected to fill a vacancy arising in any other manner holds office for the remaining term of his predecessor.

Designees

  Pursuant to the Merger Agreement, promptly upon the acceptance for payment of, and payment by the Purchaser for a majority of the outstanding Shares pursuant to the Offer, the Purchaser is entitled to designate such number of members of the Board, rounded up to the next whole number, equal to that number of directors which equals the product of (1) the total number of directors on the Board (giving effect to the election of any additional directors pursuant to this provision) multiplied by (2) the percentage that such number of Shares owned by the Purchaser and its affiliates (including any Shares purchased pursuant to the Offer and the Stockholder Agreement) bears to the number of Shares outstanding; provided, however, that until the Effective Time (as defined in the Merger Agreement), there shall be at least two directors who are directors as of the date hereof. Upon the request of the Purchaser, the Company shall promptly (a) either increase the size of the Board or use its best efforts to secure the resignation of such number of its incumbent directors as is necessary to enable the Designees to be so elected to the Board and (b) cause the Designees to be so elected.

  The Purchaser has informed the Company that it will choose the Designees from the directors and executive officers of GEC, p.l.c. and its affiliates listed in Schedule I attached hereto. The Purchaser has informed the Company that each of the individuals listed in Schedule I has consented to act as a director, if so designated. The business address of Parent and the Purchaser is 1500 Mittel Boulevard, Wood Dale, Illinois 60191-1073 (c/o Videojet Systems International, Inc.).

  It is expected that the Designees may assume office at any time following the purchase by the Purchaser pursuant to the Offer of such number of Shares representing not less than a majority of the outstanding shares of Common Stock, which purchase cannot be earlier than May 27, 1999, and that upon assuming office, the Designees will thereafter constitute at least a majority of the Board.

Directors and Executive Officers of the Company

  Set forth below are the name, age, present principal occupation or employment and five-year employment history of each of the current directors and the executive officers of the Company.

 Name                               Age        Position with the Company
 ----                               ---        -------------------------
 Eric C. Cooper...................   40 Chairman and Director
 Thomas J. Gill...................   40 President and Chief Executive Officer
                                         and Director
 Robert D. Sansom.................   39 Senior Vice President and Chief
                                         Technology Officer and Director
 John C. Baker....................   49 Director
 Daniel W. McGlaughlin............   62 Director
 John T. LaMacchia................   57 Director
 Daniel R. Hesse..................   45 Director
 Bruce E. Haney...................   43 Senior Vice President and Chief
                                         Financial Officer
 Michael I. Green.................   51 Senior Vice President, Corporate Sales
 Kevin E. Nigh....................   35 Senior Vice President, Worldwide
                                         Engineering
 Robert C. Musslewhite............   48 Senior Vice President, Corporate
                                         Planning
 Ronald E. McKenzie...............   37 Senior Vice President and General
                                         Manager, Volume Products Business Unit
 Donal M. Byrne...................   33 Senior Vice President, Corporate
                                         Marketing
 J. Niel Viljoen..................   37 Senior Vice President and General
                                         Manger, Service Provider Business Unit

  Dr. Cooper is a co-founder of the Company and has served as Chairman and as a director since April 1990. Dr. Cooper served as President from April 1990 until December 1994 and as Chief Executive Officer from April 1990 until January 1998. Prior to co-founding the Company, Dr. Cooper was a faculty member at Carnegie Mellon University. Dr. Cooper received his Ph.D. in Computer Science from the University of California at Berkeley in 1985. Dr. Cooper is also a director of ServiceWare, Inc. (a provider of knowledge management products and services).

  Mr. Gill has served as a director and President and Chief Executive Officer of the Company since January 1998. He served as Chief Operating Officer from January 1997 to January 1998 and Vice President of Finance, Chief Financial Officer and Treasurer of the Company from December 1993 to January 1998. From February 1993 to December 1993, he served as Treasurer and Controller of the Company. Prior to joining the Company, Mr. Gill was employed in various financial capacities by Cimflex Teknowledge Corporation (a supplier of factory automation systems and software), most recently as Vice President of Finance and Treasurer. Mr. Gill is also a director of Sphere Communications Inc. (a provider of network telephony products).

  Dr. Sansom is a co-founder of the Company and has served as a director from April 1990 to December 1992 and since February 1994 and as Senior Vice President and Chief Technology Officer since March 1998. Dr. Sansom served as Executive Vice President from the Company's inception in April 1990 to December 1993, served as Secretary from November 1992 to July 1997, served as Vice President, Engineering from December 1993 to April 1997 and served as Vice President, Architecture from April 1997 to March 1998. Prior to co-founding the Company, Dr. Sansom was a member of the Computer Science research faculty at Carnegie Mellon University where he received his Ph.D. in Computer Science in 1988. Dr. Sansom is also a director of Visual Interface, Inc. (a developer of 3D imaging technology).

  Mr. Baker has served as a director since December 1992. He founded Baker Capital Corporation (a private equity investment firm) in September 1995, where he continues to serve as its President. Until August 1995, he had been a Senior Vice President of Patricof & Co. Ventures, Inc. (a multi-national venture capital firm) for more than five years. Mr. Baker is a director of Intermedia Communications Inc. (a provider of competitive telecom services) and Resource Bancshares Mortgage Group, Inc. (a correspondent mortgage bank).

  Mr. McGlaughlin has served as a director since March 1997. He served as President and Chief Executive Officer of Equifax, Inc. (an information services company) from January 1996 through December 1997, and is now retired. He was elected to the Equifax Board of Directors in October 1990 and continues to serve as a director of that company. Mr. McGlaughlin served as Equifax's Senior Vice President, Information Technology from August 1989 to January 1991 when he was named Executive Vice President. Mr. McGlaughlin is also a director of American Business Products, Inc. (a manufacturer and distributor of specialty custom printed information products and services), ChoicePoint Inc. (a provider of insurance-related services) and Nichols Research, Inc. (an information services company).

  Mr. LaMacchia has served as a director since August 16, 1998. He served as President and Chief Executive Officer of Cincinnati Bell Inc. (a telecommunications holding company) from October 1993 through February 1999, and is now retired. Mr. LaMacchia is also a director of Cincinnati Bell Inc., Burlington Resources, Inc. (involved with the exploration and production of oil and gas) and The Kroger Co. (a food retailer).

  Mr. Hesse has served as a director since July 30, 1998. Since May, 1997, he has served as President and Chief Executive Officer of AT&T Wireless Services, Inc. and prior thereto served in various executive capacities at AT&T since 1990. Mr. Hesse has worked for AT&T since June 1977. Mr. Hesse is also a director of Chatham Technologies, Inc. (a manufacturer of electronic equipment enclosures).

  Mr. Haney has served as Senior Vice President and Chief Financial Officer since May 1998. Prior to joining the Company, Mr. Haney was employed for more than 12 years by The Gustine Group, a privately-held real estate development company based in Pittsburgh, Pennsylvania, most recently as its President. Prior to that, Mr. Haney was employed as a certified public accountant with Arthur Andersen LLP.

  Mr. Green has served as Senior Vice President, Corporate Sales since April 1999, as Senior Vice President and General Manager of Worldwide Sales from March 1998 to April 1999, as Vice President of Worldwide Sales from January 1997 to March 1998, as Vice President of Sales and Marketing from May 1995 to January 1997, as Vice President of Sales from April 1993 to May 1995 and was the Company's Director of Sales from April 1992 to April 1993. From February 1989 to April 1992, Mr. Green was a Sales Manager at Ultra Network

Technologies (a provider of networking equipment). Prior to February 1989, Mr. Green was Federal Regional Manager and Southeast Regional Manager of Network Systems Corp. (a provider of networking equipment).

  Mr. Nigh has served as Senior Vice President, Worldwide Engineering, since November 1998, as Vice President, Engineering, from July 1997 to October 1998 and as Director of Technical Services from April 1994 through June 1997. Mr. Nigh joined the Company as an engineer in December 1991.

  Mr. Musslewhite has served as Senior Vice President, Corporate Planning since January 1999, as Vice President, Business Development from January 1997 through December 1998, and as Director, Business Development from January 1996 to December 1996. From January 1994 to December 1995, Mr. Musslewhite was Vice President, Marketing and Sales for Trillium Digital Systems, Inc.

  Mr. McKenzie has served as Senior Vice President and General Manager, Volume Products Business Unit since March 1999 and as Vice President, Marketing from November 1996 to February 1999. From 1984 to 1993 and from November 1994 through 1996, Mr. McKenzie held various positions with Hewlett-Packard Company, most recently as Outbound Marketing Manager. From November 1993 to November 1994, Mr. McKenzie was a Branch Manager for Silicon Graphics Canada.

  Mr. Byrne has served as Senior Vice President, Corporate Marketing, since November 1998 and as Senior Director, Product Marketing, from September 1998 to November 1998. From September 1996 through September 1998, Mr. Byrne served as Vice President of Marketing and Product Management of Berkeley Networks, Inc. (acquired by the Company in September 1998). From September 1994 to September 1996, Mr. Byrne held various positions with Bay Networks, Inc., most recently as Director Product Management/Enterprise Architecture.

  Mr. Viljoen has served as Senior Vice President and General Manager Service Provider Business Unit since March 1999, as Vice President, Product Marketing from July 1998 to February 1999, as Vice President, ATM Engineering from September 1997 to July 1998, as Group Product Director, Adapters from March 1997 through September 1997, and as Director, Audio and Video for FORE Systems Limited from November 1996 to March 1997. Mr. Viljoen was previously Chief Executive Officer of Nemesys Research (acquired by the Company in November
1996) and prior thereto was Program Manager (Director) of Network Solutions, CSIR South Africa from January 1993 to March 1996.

Meetings of the Board of Directors and Committees

  The Board met eight times during the fiscal year ended March 31, 1999 ("fiscal 1999"). The Board has an Executive Committee, an Audit Committee and a Compensation Committee. The Board does not have a standing Nominating Committee.

  The Executive Committee is authorized, subject to Delaware law, to exercise the power and authority of the Board in the management of the business and affairs of the Company between meetings of the full Board. The members of the Executive Committee are Dr. Cooper (Chairman), Mr. Gill and Dr. Sansom.

  The Audit Committee is responsible for nominating the Company's independent accountants for approval by the Board, reviewing the scope, results and costs of the audit with the Company's independent accountants and reviewing the financial statements of the Company and the audit function to ensure compliance with requirements of regulatory agencies and appropriate disclosure of necessary information to the stockholders of the Company. The members of the Audit Committee are Messrs. Baker and McGlaughlin. The Audit Committee met three times during fiscal 1999.

  The Compensation Committee is responsible for administering compensation levels of the Company's executive officers, for administering the Company's Incentive Stock Option and Nonqualified Stock Option Plan, its 1994 Stock Option Plan, its 1995 Stock Incentive Plan, its 1996 Stock Option Plan, the 1998 Stock Option Plan, its 1994 Employee Stock Purchase Plan, the ALANTEC Corporation Second Amended and Restated 1991 Stock Option Plan, the ALANTEC Corporation 1994 Stock Option Plan and the Berkeley Networks, Inc.

Substitute Stock Option Plan (collectively, the "Existing Plans") and for recommending other compensation decisions to the Board. The members of the Compensation Committee are Messrs. Baker and McGlaughlin. The Compensation Committee held six meetings during fiscal 1999.

  No director attended fewer than 75% of the total number of meetings of the Board and the meetings of any committee of the Board on which he served during fiscal 1999 other than Daniel R. Hesse who attended five out of seven meetings held during the period he served on the Board.

Compensation of Directors

  During fiscal 1999, with the exception of Mr. McGlaughlin, Mr. LaMacchia and Mr. Hesse, directors did not receive compensation for serving as members of the Board or committees thereof. Messrs. McGlaughlin, LaMacchia and Hesse each received $30,000 for service on the Board and the committees to which he has been elected. Directors are reimbursed for travel and other expenses relating to attendance at meetings of the Board or committees thereof.

  Pursuant to the Company's 1996 Stock Option Plan, each person who is a director immediately preceding each annual meeting of the stockholders of the Company receives a nonqualified option to purchase 2,000 shares of Common Stock. Each such award is immediately exercisable in full. Pursuant to the Company's 1996 Stock Option Plan, Messrs. LaMacchia and Hesse received a nonqualified option to purchase 10,000 shares upon their election to the Board. Each such award vests in three annual installments commencing on the first anniversary of the date of grant, provided that the optionee continues to serve on the Board on each such anniversary date.

                            EXECUTIVE COMPENSATION

Compensation Summary

  The following table sets forth information regarding compensation of the Chief Executive Officer and the five most highly compensated executive officers of the Company other than the Chief Executive Officer (collectively the "Named Executive Officers") of the Company for the fiscal years ended March 31, 1999, 1998 and 1997.

                          SUMMARY COMPENSATION TABLE

                                                            Long-Term
                                Annual Compensation        Compensation
                         --------------------------------- ------------
                                              Other Annual                 All Other
   Name and Principal         Salary   Bonus  Compensation Stock Option   Compensation
        Position         Year   ($)     ($)       ($)       Awards (#)      ($)(11)
   ------------------    ---- ------- ------- ------------ ------------   ------------
Eric C. Cooper.......... 1999 300,000      --      --        339,500(3)      6,400
 Chairman                1998 300,000 105,000      --        402,000         6,400
                         1997 300,000      --      --        502,000(10)     6,400
Thomas J. Gill.......... 1999 400,000      --      --        968,250(4)      6,400
 President and Chief
  Executive Officer      1998 303,262 106,142      --        910,000         6,400
                         1997 200,000      --      --        100,000(10)     6,400
Robert D. Sansom........ 1999 212,333      --      --        236,876(5)      6,400
 Senior Vice President
  and Chief Technology   1998  61,834  59,500      --        252,000         2,474
 Officer                 1997 170,000      --      --        302,000(10)     6,400
Bruce E. Haney (1)...... 1999 223,588      --      --        400,000(6)      6,400
 Senior Vice President
  and Chief Financial    1998      --      --      --             --            --
 Officer                 1997      --      --      --             --            --
Michael I. Green........ 1999 300,308      --      --        268,750(7)      6,400
 Senior Vice President,
  Corporate Sales        1998 220,001  77,001      --        300,000         6,400
                         1997 200,000      --      --        100,000(10)     6,400
Kevin E. Nigh (2)....... 1999 213,590      --      --        359,688(8)      6,400
 Senior Vice President,
  Worldwide Engineering  1998 172,086  60,230      --        220,000(9)      6,400
                         1997 120,000      --      --        120,000(10)     6,300(12)

--------
(1) Mr. Haney was named Senior Vice President and Chief Financial Officer effective May 4, 1998.
(2) Mr. Nigh was named Senior Vice President, Worldwide Engineering on November 17, 1998.
(3) Includes stock options to purchase 337,500 shares of Common Stock granted in prior periods and repriced on October 13, 1998. See "Report on Fiscal 1999 Repricing of Options."
(4) Includes stock options to purchase 816,250 shares of Common Stock granted in prior periods and repriced on October 13, 1998. See "Report on Fiscal 1999 Repricing of Options."
(5) Includes stock options to purchase 234,376 shares of Common Stock granted in prior periods and repriced on October 13, 1998. See "Report on Fiscal 1999 Repricing of Options."
(6) Includes stock options to purchase 200,000 shares of Common Stock granted in prior periods and repriced on October 13, 1998. See "Report on Fiscal 1999 Repricing Options."
(7) Includes stock options to purchase 268,750 shares of Common Stock granted in prior periods and repriced on October 13, 1998. See "Report on Fiscal 1999 Repricing of Options."
(8) Includes stock options to purchase 134,688 shares of Common Stock granted in prior periods and repriced on October 13, 1998. See "Report on Fiscal 1999 Repricing of Options."
(9) Includes stock options to purchase 120,000 shares of Common Stock granted in prior periods and repriced on April 4, 1997.
(10) On May 6, 1996, the Board declared a two-for-one Common Stock Split effected in the form of a Common Stock dividend paid on June 3, 1996 to stockholders of record on May 20, 1996 ("Stock Dividend"). Common Stock Share data presented in this table has been retroactively adjusted to give effect to the Stock Dividend.
(11) Consists of a discretionary contribution by the Company under the Company's 401(k) plan.
(12) Includes $1,500 for a referral bonus.

STOCK OPTION GRANTS

  The following table sets forth certain information with respect to the individual grants of stock options made to the Named Executive Officers during fiscal 1999.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                     Individual Grants
                         --------------------------------------------
                         Number of   Percent of                        Potential Realizable
                         Securities  Total Stock                         Value At Assumed
                         Underlying    Options                         Annual Rates of Stock
                           Stock     Granted to                       Price Appreciation for
                          Options     Employees  Exercise                 Option Term (7)
                          Granted     in Fiscal    Price   Expiration -----------------------
          Name              (#)         Year     ($/Share)    Date      5% ($)      10% ($)
          ----           ----------  ----------- --------  ---------- ----------- -----------
Eric C. Cooper..........   2,000(1)     0.01     25.5630   07/30/2008      32,153      81,482
                          68,750(2)     0.32     12.5000   05/01/2007     540,456   1,369,622
                          68,750(2)     0.32     12.5000   05/01/2007     540,456   1,369,622
                         200,000(2)     0.94     12.5000   01/22/2008   1,572,237   3,984,356
Thomas J. Gill..........   2,000(1)     0.01     25.5630   07/30/2008      32,153      81,482
                          68,750(2)     0.32     12.5000   05/27/2007     540,456   1,369,622
                          68,750(2)     0.32     12.5000   05/27/2007     540,456   1,369,622
                          68,750(2)     0.32     12.5000   05/27/2007     540,456   1,369,622
                         250,000(2)     1.18     12.5000   01/22/2008   1,965,296   4,980,445
                          10,000(2)     0.05     12.5000   01/22/2008      78,612     199,218
                         350,000(2)     1.65     12.5000   01/22/2008   2,751,414   6,972,623
                         150,000(3)     0.71     16.5000   02/08/2009   1,556,514   3,944,513
Robert D. Sansom........   2,000(1)     0.01     25.5630   07/30/2008      32,153      81,482
                          17,188(2)     0.08     12.5000   05/01/2007     135,118     342,416
                          17,188(2)     0.08     12.5000   05/01/2007     135,118     342,416
                         200,000(2)     0.94     12.5000   03/02/2008   1,572,237   3,984,356
                             500(8)     0.00      18.906   03/31/2009       5,945      15,066
Bruce E. Haney.......... 200,000(4)     0.94     22.5000   05/11/2008   2,830,026   7,171,841
                         200,000(2)     0.94     12.5000   05/11/2008   1,572,237   3,984,356
Michael I. Green........  68,750(2)     0.32     12.5000   05/01/2007     540,456   1,369,622
                         200,000(2)     0.94     12.5000   03/31/2008   1,572,237   3,984,356
Kevin E. Nigh...........  25,000(5)     0.12     25.9380   07/01/2008     407,807   1,033,462
                          15,000(2)     0.07     12.5000   04/01/2006     117,918     298,827
                          15,000(2)     0.07     12.5000   07/23/2006     117,918     298,827
                          31,250(2)     0.15     12.5000   03/12/2007     245,662     622,556
                          50,000(2)     0.24     12.5000   07/28/2007     393,059     996,089
                          23,438(2)     0.11     12.5000   07/01/2008     184,250     466,927
                         200,000(6)     0.94     13.4380   11/17/2008   1,690,217   4,283,342

--------

(1) Granted on July 30, 1998 to members of the Board as an annual stock option award; vesting as to 100% on the grant date.
(2) Granted on October 13, 1998; consists of shares subject to options repriced from grants made since January 1, 1997.
(3) Granted on February 8, 1999; vesting as to 6.25% at the end of each quarter of such option grant.
(4) Granted on May 11, 1998; vesting as to 25% of the option grant on the first anniversary thereof and at the end of each quarter thereafter as to an additional 6.25% of such option grant.
(5) Granted on July 1, 1998; vesting as to 6.25% at the end of each quarter of such option grant.
(6) Granted on November 17, 1998; vesting as to 25% of the option grant on the first anniversary thereof and at the end of each quarter thereafter as to additional 6.25% of such option grant.
(7) Amounts represent potential gains at the assumed rates of appreciation if the options are exercised at the end of the option term. The assumed 5% and 10% rates of stock price appreciation are provided in accordance with the rules of the Securities and Exchange Commission ("Commission") and do not represent the Company's estimate or projection of future stock price appreciation.
(8) Granted on March 31, 1998; vesting as to 10% of the option on the filing date of a certain patent application and 10% on each one-year anniversary of such date.

Year-end Option Value Table

  The following table sets forth certain information with respect to the exercise of options by the Named Executive Officers during fiscal 1999 and the value of options held at that date.

   AGGREGATED OPTION EXERCISES IN LAST FISCAL YEARAND FISCAL YEAR-END OPTION
                                    VALUES

                                                        Number of Unexercised   Value of Unexercised in-
                           Shares                      Options at Fiscal Year-    the-Money Options at
                         Acquired on                             End               Fiscal Year-End (2)
                          Exercise        Value       ------------------------- -------------------------
                             (#)     Realized ($) (1) Exercisable Unexercisable Exercisable Unexercisable
                         ----------- ---------------- ----------- ------------- ----------- -------------
Eric C. Cooper..........       --              --       487,250      418,750       530,075    1,681,575
Thomas J. Gill..........   50,000       1,100,000       530,334      806,666     4,497,345    4,367,315
Robert D. Sansom........       --              --       284,124      272,376       377,008    1,141,075
Bruce E. Haney..........       --              --            --      200,000            --    1,281,200
Michael I. Green........       --              --       162,500      237,500       545,875    1,321,238
Kevin E. Nigh...........   50,000         483,594        93,124      308,126       420,062    1,786,255

--------
(1) Based upon the market price of the purchased shares on the exercise date less the option exercise price per share paid for such shares.
(2) Represents the difference between the closing price of the Common Stock as reported on the Nasdaq National Market on March 31, 1999 ($18.906) and the exercise price of the options, multiplied by the number of shares of Common Stock issuable upon the exercise of the options.

Report on Fiscal 1999 Repricing of Options

  Since the Company's initial public offering in May 1994, the Company has granted stock options to employees to motivate and to encourage them to devote their best efforts to the business and financial success of the Company. In October 1998, the Compensation Committee of the Board determined that, as a result of a decline in the market price of the Common Stock since August 1998, the purposes of the Existing Plans were not being adequately achieved with respect to those employees holding options that had exercise prices significantly above the then current market value. In light of these events, including the fact that two of the Company's competitors had recently repriced their options, the Compensation Committee was concerned that it would not be possible to retain key employees unless options were repriced.

  On October 13, 1998, the Compensation Committee modified the exercise price applicable to outstanding unvested stock options held by all employees, other than participants in the Company's Change of Control Severance Plan ("Management Employees"), to an exercise price equal to the closing price of the Common Stock on the Nasdaq National Market on October 13, 1998, and modified the exercise price applicable to outstanding unvested stock options held by Management Employees, including the Named Executive Officers, to such price multiplied by 1.25. In addition, the Compensation Committee provided all employees, other than Management Employees, with the choice of modifying the exercise price applicable to outstanding vested stock options to the closing price of the Common Stock on the Nasdaq National Market on October 26, 1998, and provided Management Employees with the choice of modifying the exercise price of vested stock options held by Management Employees to an exercise price equal to the closing price of the Common Stock on the Nasdaq National Market on October 26, 1998 multiplied by 1.25. If an employee, including a Management Employee, chose to reprice his or her vested stock options, such repriced vested stock options would vest over a two-year period commencing on October 13, 1998 with 50% of such stock options vesting on October 13, 1999 and the balance of such stock options vesting pro rata on a quarterly basis at the end of each three month period beginning on January 13, 2000 and ending on October 13, 2000. Stock options granted to Messrs. Cooper, Gill, Sansom and Green prior to January 1, 1997 were excluded from the repricing.

  The following table sets forth certain information with respect to the Named Executive Officers for the ten year period ending on March 31, 1999.

                          TEN-YEAR OPTION REPRICINGS

                                    Number of                                       Length of
                                   Securities   Market Price   Exercise              Original
                                   Underlying   of Stock At    Price at            Option Term
                                  Options/SAR's   Time of      Time of      New    Remaining at
                                   Repriced or  Repricing or Repricing or Exercise   Date of
                                     Amended     Amendment    Amendment    Price   Repricing or
          Name             Date        (#)          ($)          ($)        ($)     Amendment
          ----           -------- ------------- ------------ ------------ -------- ------------
Eric C. Cooper.......... 10/13/98     68,750      10.0000      17.5000    12.5000      8.55
                         10/13/98     68,750      10.0000      20.0000    12.5000      8.55
                         10/13/98    200,000      10.0000      16.3130    12.5000      9.28
Thomas J. Gill.......... 10/13/98     68,750      10.0000      14.7500    12.5000      8.62
                         10/13/98     68,750      10.0000      17.5000    12.5000      8.62
                         10/13/98     68,750      10.0000      20.0000    12.5000      8.62
                         10/13/98    250,000      10.0000      16.3130    12.5000      9.28
                         10/13/98     10,000      10.0000      16.3130    12.5000      9.28
                         10/13/98    350,000      10.0000      16.3130    12.5000      9.28
Robert D. Sansom........ 10/13/98     17,188      10.0000      17.5000    12.5000      8.55
                         10/13/98     17,188      10.0000      20.0000    12.5000      8.55
                         10/13/98    200,000      10.0000      15.5000    12.5000      9.39
Bruce E. Haney.......... 10/13/98    200,000      10.0000      22.5000    12.5000      9.58
Michael I. Green........ 10/13/98     68,750      10.0000      14.2500    12.5000      8.55
                         10/13/98    200,000      10.0000      15.7500    12.5000      9.47
Kevin E. Nigh........... 10/13/98     15,000      10.0000      15.1875    12.5000      7.47
                         10/13/98     15,000      10.0000      15.1875    12.5000      7.78
                         10/13/98     31,250      10.0000      15.1875    12.5000      8.42
                         10/13/98     50,000      10.0000      13.8750    12.5000      8.79
                         10/13/98     23,438      10.0000      25.9380    12.5000      9.72
                         04/04/97     30,000      15.1875      25.1250    15.1875      9.31
                         04/04/97     40,000      15.1875      35.0000    15.1875      9.00
                         04/04/97     50,000      15.1875      23.2500    15.1875      9.94

             JOHN C. BAKER                      DANIEL W. McGLAUGHLIN

Arrangements Regarding Termination of Employment

  On April 18, 1996, the Board adopted the FORE Systems, Inc. Change in Control Separation Plan which was amended and restated by the Board on September 4, 1998. The plan provides designated executive officers and other key employees with certain separation benefits if a Change in Control (as defined in the plan) occurs and if, within two years thereafter, a participant's employment with the Company is terminated either by action of the Company without "Cause" or by the participant's resignation from employment for "Good Reason" (as defined in the plan). The material terms of the plan are described in Item 3 of the Schedule 14D-9 and incorporated herein by reference.

Compensation Committee Interlocks and Insider Participation

  Messrs. Baker and McGlaughlin served as members of the Compensation Committee during fiscal 1999.

                         SECURITY OWNERSHIP OF CERTAIN
                       BENEFICIAL OWNERS AND MANAGEMENT

  The following table sets forth, as of April 26, 1999, the beneficial ownership of Common Stock by (i) each person known by the Company to be the beneficial owner of 5% or more of the Common Stock, (ii) each person who is a director or Named Executive Officer of the Company and (iii) all directors and executive officers of the Company as a group (based on 116,589,277 shares of Common Stock outstanding as of such date).

                                                            Shares
                                                      Beneficially Owned
                                                      -------------------------
                 Name of Beneficial Owner               Number          Percent
                 ------------------------             ----------        -------
      Eric C. Cooper................................. 3,665,367 (1) (2)   3.1
      Thomas J. Gill.................................   603,409 (3) (4)    *
      Robert D. Sansom............................... 3,645,425 (5) (6)   3.1
      Bruce E. Haney.................................    51,372 (7)        *
      Michael I. Green...............................   474,997 (8) (9)    *
      Kevin E. Nigh..................................   108,437 (10)       *
      John C. Baker..................................   101,000 (11)       *
      Daniel W. McGlaughlin..........................    18,667 (12)       *
      John LaMacchia.................................     2,000            *
      Daniel R. Hesse................................        --            *
      Maverick Capital Ltd........................... 6,235,500 (13)      5.3
       300 Crescent Court, Suite 1850
       Dallas, TX 75201
      All directors and executive officers as a
       group (14 persons)............................ 9,251,885 (14)     7.9%

--------
* Less than 1%

 (1) Includes an aggregate of 965,950 shares owned by Dr. Cooper's spouse and trusts of which Dr. Cooper's spouse is trustee and his children are beneficiaries. Dr. Cooper disclaims beneficial ownership of all such shares.
 (2) Includes 543,500 shares which could be acquired pursuant to the exercise of stock options exercisable within 60 days of April 30, 1999.
 (3) Includes 1,200 shares owned by Mr. Gill's children. Mr. Gill disclaims beneficial ownership of all such shares.
 (4) Includes 602,209 shares which could be acquired pursuant to the exercise of stock options exercisable within 60 days of April 30, 1999.
 (5) Includes 549,430 shares owned by Dr. Sansom's spouse. Dr. Sansom disclaims beneficial ownership of all such shares.
 (6) Includes 318,498 shares which could be acquired pursuant to the exercise of stock options exercisable within 60 days of April 30, 1999.
 (7) Includes 50,000 shares which could be acquired pursuant to the exercise of stock options exercisable within 60 days of April 30, 1999 and 28 shares held in an IRA by Mr. Haney's spouse.
 (8) Includes 20,000 shares owned by Mr. Green's spouse, 400 shares owned by Mr. Green's spouse as custodian for his grandson and 2,700 shares owned by Mr. Green as custodian for his children. Mr. Green disclaims beneficial ownership of all such shares.
 (9) Includes 175,000 shares which could be acquired pursuant to the exercise of stock options exercisable within 60 days of April 30, 1999.
(10) Includes 108,437 shares which could be acquired pursuant to the exercise of stock options exercisable within 60 days of April 30, 1999.
(11) Includes 6,000 shares which could be acquired pursuant to the exercise of stock options exercisable within 60 days of April 30, 1999.
(12) Consists of 10,667 shares which could be acquired pursuant to the exercise of stock options exercisable within 60 days of April 30, 1999.
(13) Maverick Capital Ltd. has sole voting power with respect to 6,235,000 shares of Common Stock and sole power to dispose of or direct the disposition of 6,235,000 shares of Common Stock. Based on information contained in a Schedule 13G filed by Maverick Capital Ltd. with the Commission on February 26, 1999.
(14) Includes 1,985,066 shares which could be acquired pursuant to the exercise of stock options exercisable within 60 days of April 30, 1999.

Report on Compensation of Executive Officers

  The Compensation Committee administers the Existing Plans. The Compensation Committee also recommends to the Board salaries, bonuses, benefits and other remuneration payable to the executive officers and key employees of the Company. The members of the Compensation Committee are John C. Baker and Daniel W. McGlaughlin, neither of whom is employed by the Company.

  The Company underwent a management transition during fiscal 1999. On April 30, 1998, the Board appointed Robert Sansom as Senior Vice President and Chief Technology Officer and Michael I. Green as Senior Vice President and General Manager, Worldwide Sales. Bruce E. Haney was appointed as Senior Vice President and Chief Financial Officer, effective May 4, 1998. In connection with such appointments, the Committee increased the annual base salary of Dr. Sansom to $200,000 and Mr. Green to $300,000 and approved an initial base salary for Mr. Haney of $250,000. Mr. Haney also received an option to purchase 200,000 shares of Common Stock.

  The annual base salary of Mr. Gill, who was appointed President and Chief Executive Officer in January 1998, was increased from $400,000 to $500,000 in February 1999. In determining an appropriate salary level for Mr. Gill, the Compensation Committee reviewed three surveys of compensation packages for chief executive officers in (i) high technology companies, (ii) high technology companies with annual revenues from $200 million to $1 billion and
(iii) companies in the high-speed networking industry.

  The Company repriced certain stock options held by the Chief Executive Officer and the other Named Executive Officers during fiscal 1999. The Committee believed that the repricing would provide appropriate incentives for senior management and was in the best interests of the Company's stockholders. In addition, the Chief Executive Officer and other executive officers were granted additional stock options during fiscal 1999. The Compensation Committee believed that such grants would aid in the retention of executive officers by ensuring that an appropriate number of stock options held by them would remain unvested.

  In April 1998, the Committee adopted a Senior Management Bonus Plan for fiscal 1999 which would reward the Company's executive officers with bonus payments if certain revenue, earnings per share and individual performance objectives were achieved. Under the Senior Management Bonus Plan, no bonus pool would be available unless specific earnings per share objectives were met in each fiscal quarter. Since these objectives were not met, no bonus became payable under the plan.

  The Company does not maintain benefit plans exclusively for its executive officers, nor does it provide executive officers with other benefits that are not generally available to all of the Company's employees.

  The Compensation Committee has considered the potential impact of Section 162(m) of the Internal Revenue Code of 1986, as amended, which imposes a limit on tax deductions for annual compensation in excess of $1,000,000 paid to its Chief Executive Officer and its four other most highly compensated executive officers. The Committee does not believe that this limitation will apply to the Company because the 1995 Stock Incentive Plan, the 1996 Stock Option Plan and the 1998 Stock Option Plan have been designed with the objective of excluding from the calculation of the $1,000,000 limitation options granted under these plans, and the Committee does not expect the base salaries and bonuses of the Chief Executive Officer and the other executive officers to exceed the $1,000,000 level.

             JOHN C. BAKER                      DANIEL W. MCGLAUGHLIN

           COMPARISON OF CUMULATIVE TOTAL RETURN SINCE MAY 23, 1994

  The following graph shows the cumulative total stockholder return on the Common Stock from May 23, 1994 (the last trading day before the date of the Company's initial public offering) through March 31, 1999, as compared to the returns of the Total Return Index for The Nasdaq Stock Market (US) and the Nasdaq Computer Manufacturer Stocks Index. The graph assumes that $100 was invested in the Common Stock and in the Total Return Index for The Nasdaq Stock Market (US) and in the Nasdaq Computer Manufacturer Stocks Index as of May 23, 1994, and assumes reinvestment of dividends.

                                   Total Return              Nasdaq Computer
           FORE Systems, Inc.      Index for Nasdaq          Manufacturer Stocks
                                   Stock Market (US)         Index

5/23/94         100.00               100.00                     100.00

9/30/94         278.13               105.88                     113.70

3/31/95         493.75               114.11                     137.73

9/29/95         462.50               146.25                     201.51

3/29/96         893.75               154.93                     212.13

9/30/96       1,034.38               173.54                     263.30

3/31/97         375.00               172.20                     232.24

9/30/97         492.20               238.25                     377.07

3/31/98         393.75               261.37                     411.65

9/30/98         415.63               242.20                     532.43

3/31/99         472.65               351.28                     814.00


                          5/23/94 9/30/94 3/31/95 9/29/95 3/29/96 9/30/96  3/31/97 9/30/97 3/31/98 9/30/98 3/31/99
                          ------- ------- ------- ------- ------- -------- ------- ------- ------- ------- -------
FORE Systems, Inc.......  100.00  278.13  493.75  462.50  893.75  1,034.38 375.00  492.20  393.75  415.63  472.65
Total Return Index for
 The Nasdaq Stock Market
 (US)...................  100.00  105.88  114.11  146.25  154.93    173.54 172.20  238.25  261.37  242.20  351.28
Nasdaq Computer
 Manufacturer Stocks
 Index..................  100.00  113.70  137.73  201.51  212.13    263.30 232.24  377.07  411.65  532.43  814.00

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

  Under Section 16(a) of the Exchange Act, the Company's directors, officers and persons who are directly or indirectly the beneficial owners of more than 10% of the Common Stock of the Company are required to file with the Commission, within specified monthly and annual due dates, a statement of their initial beneficial ownership and all subsequent changes in ownership of the Common Stock. Rules of the Commission require such persons to furnish the Company with copies of all Section 16(a) forms they file. Based solely upon a review of such forms, the Company believes that, during fiscal 1999, all such persons complied with all applicable filing requirements other than Mr. LaMacchia who filed a statement of initial beneficial ownership late.

                                                                     SCHEDULE I

  As of the date of this Information Statement, the Purchaser has not determined who will be the Designees. However, such Designees will be selected from the following list of directors and executive officers of GEC, p.l.c. or its affiliates promptly upon the purchase by the Purchaser of a majority of the outstanding Shares on a fully diluted basis pursuant to the Offer. The information contained herein concerning GEC, p.l.c. and its directors and executive officers and those of its affiliates has been furnished by Parent and the Purchaser. The Company assumes no responsibility for the accuracy or completeness of such information.

  The name, present principal occupation or employment and five-year employment history of each Designee and certain other information is set forth below. Except as noted, none of the persons listed below owns any Shares or has engaged in any transactions with respect to Shares during the past 60 days. During the last five years, neither GEC, p.l.c., Parent nor any individual indicated below has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was such person a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation or such laws. All of the individuals listed below are citizens of the United Kingdom, except for Messrs. Edeus and Korb and Ms. Hoffman who are citizens of the United States.

                                             Present Principal Occupation or
                                                      Employment and
        Name and Business Address              Five-Year Employment History
        -------------------------            -------------------------------
 Mike Parton............................. Managing Director of Marconi
  Marconi Communications Limited          Communications Limited (1998-
  New Century Park                        present); Managing Director of GEC
  Coventry, CV3 1HJ (England)             Industrial Group (1997-1998);
                                          Managing Director of GPT Public
                                          Networks Group (1995-1997); Finance
                                          Director of GPT Public Networks Group
                                          (1994-1995).
 Thomas R. Edeus......................... Treasurer of GEC Incorporated (1997-
  GEC Incroporated                        present); Videojet Systems
  c/o Videojet Systems International, Inc.International, Inc. (1997-present)
  1500 Mittel Boulevard                   and A.B. Dick Company (1994-1997).
  Wood Dale, IL 60191-1073
 Patricia A. Hoffman..................... Secretary of GEC Incorporated (1997-
  GEC Incorporated                        present); Videojet Systems
  c/o Videojet Systems International, Inc.International, Inc. (1997-present)
  1500 Mittel Boulevard                   and A.B. Dick Company (1994-1997).
  Wood Dale, IL 60191-1073
 William B. Korb......................... President and CEO of Gilbarco Inc.
  Gilbarco Inc.                           (1994-present)
  7300 W. Friendly Avenue
  P.O. Box 22087
  Greensboro, NC 27420
 Andy Lee................................ Human Resources Director of Marconi
  Marconi Communications Limited          Communications Limited (1998-
  New Century Park                        Present); Personnel Director of
  Coventry, CV3 1HJ (England)             Marconi Electronic Systems Limited
                                          (1996-1998); Personnel Director of
                                          GPT Public Networks Group (1994-
                                          1996).
 John Charles Mayo....................... President and Treasurer of GEC
  The General Electric Company, p.l.c.    Acquisition Corp. (1999-present);
  One Bruton Street                       Finance Director of The General
  London, WIX 8AQ (England)               Electric Company, p.l.c. (1997-
                                          present); Finance Director of ZENECA
                                          Group PLC(7) (1994-1997).

                                            Present Principal Occupation or
                                                    Employment and
       Name and Business Address             Five-Year Employment History
       -------------------------            -------------------------------
 Robert Ian Meakin.................... Executive Director of The General
  The General Electric Company, p.l.c. Electric Company, p.l.c. (1998-present);
  One Bruton Street                    Personnel Director of The General
  London, WIX 8AQ (England)            Electric Company, p.l.c. (1996-present);
                                       Personnel Director of British Aerospace
                                       PLC (1994-1996).
 Peter Rowley ........................ Group Commercial Director of Marconi
  Marconi Communications Limited       Communications Limited (1998-Present);
  New Century Park                     Managing Director, Distribution of GEC
  Coventry, CV3 1HJ (England)          Industrial Group (1997-1998); Managing
                                       Director of GEC Marconi In-Flight
                                       Systems Limited (1995-1997); Commercial
                                       Director of GPT Limited (1994-1995).

                                      I-2